



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

for the fiscal year ended December 27, 2009

or

☐ **Transition Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934**

for the transition period from to .

Commission File Number: 000-24743

BUFFALO WILD WINGS, INC.

(Exact name of registrant as specified in its charter)

Minnesota	**No. 31-1455915**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

5500 Wayzata Boulevard, Suite 1600, Minneapolis, MN 55416
(Address of Principal Executive Offices)

Registrant's telephone number (952) 593-9943

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by a checkmark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting stock held by non-affiliates was $573 million based on the closing sale price of the Company's Common Stock as reported on the NASDAQ Stock Market on June 26, 2009.

The number of shares outstanding of the registrant's common stock as of February 17, 2010: 18,059,205 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2010 Annual Meeting of Shareholders are incorporated by reference into Part III of this report.

PART I

ITEM 1. BUSINESS

General

References in this document to "Buffalo Wild Wings," "company," "we," "us" and "our" refer to the business of Buffalo Wild Wings, Inc. and our subsidiaries. We maintain an Internet website address at *www.buffalowildwings.com*. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as they are reasonably available after these materials are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). These materials are also accessible on the SEC's web site at www.sec.gov. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information for the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are an established and growing owner, operator, and franchisor of restaurants featuring a variety of boldly-flavored, cravable menu items including our Buffalo, New York-style chicken wings spun in any of our 14 signature sauces. Our restaurants create a welcoming neighborhood atmosphere that includes an extensive multi-media system, a full bar and an open layout, which appeals to sports fans and families alike. We differentiate our restaurants by the social environment we create and the connection we make with our team members, guests and the local community. Our guests have the option of watching sporting events or other popular programs on our projection screens and approximately 40 additional televisions, playing Buzztime® Trivia or video games. The open layout of our restaurants offers dining and bar areas that provide distinct seating choices for sports fans and families. Our unique service model, which provides the flexibility of ordering at the counter or table, allows our guests to customize their Buffalo Wild Wings® experience to meet their time demands, service preferences or the experience they are seeking of a workday lunch, a dine-in dinner, a take-out meal, an afternoon or evening enjoying a sporting event or a late-night craving. Buffalo Wild Wings® restaurants are the place people want to be; where any excuse to get together is a good one.

Buffalo Wild Wings® restaurants have widespread appeal and have won dozens of "Best Wings" and "Best Sports Bar" awards across the country. Our menu, competitively priced between the quick casual and casual dining segments, features traditional chicken wings, boneless wings, and other items including chicken tenders, Wild Flatbreads™, popcorn shrimp, specialty hamburgers and sandwiches, wraps, Buffalito® soft tacos, appetizers and salads. Our made-to-order menu items are enhanced by the bold flavor profile of our 14 signature sauces, ranging from Sweet BBQ™ to Blazin'®. Our restaurants offer approximately 20 domestic and imported beers on tap, including several local or regional micro-brews and a wide selection of bottled beers, wines, and liquor. This award-winning food and memorable experience drives guest visits and loyalty.

We have established our brand through coordinated marketing and operational execution that ensures brand recognition and quality and consistency throughout our concept. These efforts include marketing programs and irreverent, award-winning advertising to support both our company-owned and franchised restaurants. We also prominently feature our trademark Buffalo insignias, yellow and black colors, stylized buffalo images, sports memorabilia, dozens of televisions and projection screens, and exterior trade dress at our restaurants and as branding for our company materials. Our concept is further strengthened by our emphasis on operational excellence supported by stringent operating guidelines and comprehensive employee training in both company-owned and franchised restaurants.

Buffalo Wild Wings was founded in 1982 at a location near The Ohio State University. Our original name was Buffalo Wild Wings & Weck® and we became more popularly known as bw-3®. In 1991, we began our franchising program. In 2003, we completed an initial public offering and became a publicly-held company. Today, we are popular throughout the United States and widely recognized as Buffalo Wild Wings. As our tagline shouts, and our guests attest, You Have To Be Here™.

Our Concept and Business Strategy

Our goal is to continue to grow and develop the Buffalo Wild Wings Grill & Bar® concept into a leading nationally and internationally recognized restaurant chain. To do so, we plan to execute the following strategies:

- *Open restaurants in new and existing markets;*
- *Offer boldly-flavored menu items with broad appeal;*
- *Create an inviting, neighborhood atmosphere;*
- *Continue to strengthen the Buffalo Wild Wings® brand;*
- *Focus on operational excellence; and*
- *Increase same-store sales and average unit volumes.*

Growth Strategy

Our growth strategy involves opening company-owned and franchised restaurants in both new and existing markets. We believe that we have established and continue to expand the necessary infrastructure and control systems to support our disciplined growth strategy and that our concept can support over 1,000 restaurants in the United States. We have developed procedures for identifying new market opportunities, determining our expansion strategy in those markets and identifying sites for company-owned and franchised restaurants. Our growth strategy is moving toward a mix of approximately 40% company-owned restaurants and approximately 60% franchised restaurants. At the end of 2010, we anticipate that approximately 36% of the restaurants will be company-owned.

We intend to build additional company-owned restaurants in both new and existing markets. In most of our existing markets, we plan to continue to develop new company-owned restaurants until a market is penetrated to a point that will enable us to gain marketing and cost efficiencies. We intend to enter new markets by opening several restaurants within a one-year period to quickly build our brand awareness. We intend to grow our franchise system through the development of new restaurants by existing and new franchisees, focusing on multiple-unit area development agreements.

The Buffalo Wild Wings® Menu

Our restaurants feature a variety of menu items including our Buffalo, New York-style chicken wings spun in one of our signature sauces from sweet to screamin' hot: Sweet BBQ™, Teriyaki™, Mild™, Parmesan Garlic™, Medium™, Honey BBQ™, Spicy Garlic™, Asian Zing®, Caribbean Jerk™, Hot BBQ™, Hot™, Mango Habanero™, Wild® and Blazin'® . Our chicken wings can be ordered in sizes ranging from six to 100 wings, with larger orders available for parties. Our sauces complement and distinguish our wings to create a bold flavor profile for our guests. In addition to traditional and boneless chicken wings, our menu features a wide variety of food items including chicken tenders, Wild Flatbreads™, popcorn shrimp, specialty hamburgers and sandwiches, wraps, Buffalito® soft tacos, finger foods and salads. We also provide a 12 & Under Menu option for kids.

Our restaurants feature a full bar which offers an extensive selection of approximately 20 domestic and imported beers on tap as well as bottled beers, wine and liquor. Additionally, in order to continually improve our menu, our research and development department continuously tests and implements new menu items. Our goal is to balance the established menu offerings that appeal to our loyal guests with new menu items that increase guest frequency and attract new guests.

Restaurant Atmosphere and Layout

Our restaurants are sports grill and bars that provide a high-energy atmosphere where friends gather for camaraderie and to celebrate competition, as well as allow our guests the flexibility to customize their dining experience. The inviting and energetic environment of our restaurants is created using furnishings that can be easily rearranged to accommodate parties of various sizes. Our restaurants also feature distinct dining and bar areas with many of the restaurants having patio seating.

We strategically place approximately 50 HD flat-screen monitors and up to 10 projection screens throughout the restaurant to allow for easy viewing. These televisions, combined with our sound system, Buzztime® Trivia and assorted video games, provide a source of entertainment for our guests and reinforce the energetic nature of our concept. We tailor the content and volume of our video and audio programming to reflect our guests' tastes. We believe the design of our restaurants enhances our guests' experiences, drives repeat visits and solidifies the broad appeal of our concept.

All of our menu items are made-to-order and are available for take-out, which approximated 13% of restaurant sales for company-owned restaurants in 2009. Many of our restaurants have separate parking spots for our take-out guests.

Current Restaurant Locations

As of December 27, 2009, we owned or franchised 652 Buffalo Wild Wings restaurants in 42 states, of which 232 were company-owned and 420 were franchised. In 2010, our goal is to achieve 13 to 15% unit growth and open a net of approximately 88 new company-owned and franchised restaurants.

Our company-owned restaurants range in size from 3,900 to 9,700 square feet, with an average of approximately 5,700 square feet for restaurants that have opened in the last three years. We anticipate that future restaurants will range in size from 4,500 square feet to 6,500 square feet with an average cash investment per restaurant of approximately $1.75 million, excluding preopening expenses of approximately $225,000. From time to time, we expect that our restaurants may be smaller or larger or cost more or less than our targeted range, depending on the particular circumstances of the selected site or market. Also, from time to time, we expect to purchase the building or the land and building for certain restaurants, in which case the cash investment would be significantly higher. In 2008, we acquired eight restaurants from Avado Brands which are larger than our typical restaurant, ranging from 6,500 square feet to 9,800 square feet.

Our restaurants are typically open on a daily basis from 11 a.m. to 2 a.m., although closing times vary depending on the day of the week and city and state regulations governing the sale of alcoholic beverages. Our franchise agreements require franchisees to operate their restaurants for a minimum of 12 hours a day.

Site Selection and Development

Our site selection process is integral to the successful execution of our growth strategy. We have processes for identifying, analyzing and assigning undeveloped markets for both company-owned and franchise development. Once a market is assigned, we use a trade area and site selection evaluation system, which has been customized for the requirements of the Buffalo Wild Wings® system, to assist in identifying suitable trade areas within that market and suitable sites within identified trade areas. Criteria examined to determine appropriate trade areas include the presence of a casual dining corridor, projected growth within the trade area, the locations of key big box retailers, key demographics and population density, drive time and trade area analysis and other quantitative and qualitative measures. Once a suitable trade area is identified, we examine site-specific details including visibility, signage, access, ability to get trade dress, and parking. Final approval by one or more members of our executive management team is required for each company-owned site. At least one senior franchise executive reviews each franchise site.

Marketing and Advertising

We have developed a unique marketing program designed to communicate a distinct and consistent brand that differentiates Buffalo Wild Wings® restaurants from our competitors and that showcases our food and our brand in a fun and energetic atmosphere. These efforts include national marketing campaigns and irreverent, award-winning advertising to support both our company-owned and franchised restaurants. The primary goal of these efforts is to build brand awareness throughout the United States. In addition, advertising campaigns are also designed to: i) drive positive same-store sales through additional visits by our existing guests and visits by new guests, ii) increase margins, iii) increase average order size, and iv) support strong restaurant openings.

Marketing Campaigns. Our primary marketing campaigns focus on our experience or a particular menu item, day or daypart in an attempt to drive traffic and build brand awareness. For example, in 2009 we promoted Wing Tuesdays, Boneless Thursdays, late night, and football. Our secondary marketing campaigns focus on reaching beyond the core Buffalo Wild Wings® guest. Given our strategy to be a neighborhood destination, community marketing is also a key to driving sales and developing brand awareness in each market. Our restaurants actively sponsor local sporting teams and sporting events to drive guest traffic associated with those activities.

Advertising. Our media advertising focuses on positioning the Buffalo Wild Wings® brand as an inviting neighborhood dining location. Our commercials, print advertisements and radio spots are irreverent by design and have been recognized in the restaurant and advertising industries for their creativity.

Franchise Involvement. System-wide campaigns and promotions are developed and implemented with input from the Buffalo Wild Wings National Advertising Advisory Board. This volunteer board includes six franchisees, elected annually by their peers, and meets regularly to review marketing strategies, provide input on advertising messages and vendor co-op programs, and discuss marketing objectives.

Operations

Our management team strives for operational excellence by recruiting, developing and supporting our highly qualified management teams and employees and implementing operational standards and best practices within our restaurants.

Restaurant Management. Our management structure consists of a General Manager, an Assistant General Manager and up to four other managers depending on sales volume of the restaurant. We utilize Regional Managers to oversee our General Managers in our company-owned locations, ensuring that they receive the training and support necessary to effectively operate their restaurants. Currently, we have 36 Regional Managers who oversee 4 to 8 restaurants each. As we expand geographically, we expect to add additional Regional Managers. Similarly, our franchised restaurants receive operational guidance from our 12 Franchise Consultants, who oversee 25 to 42 restaurants each. We have three Divisional Directors of Operations who have responsibility for all company and franchise operations and seven Directors of Operations who provide leadership to the Regional Managers and Franchise Consultants.

Kitchen Operations. An important aspect of our concept is the efficient design, layout and execution of our kitchen operations. Due to the relatively simple preparation of our menu items, the kitchen consists of fryers, grill and food prep stations that are arranged assembly-line style for maximum productivity. Given our menu and kitchen design, we are able to staff our kitchen with hourly Team Members who require only basic training before reaching full productivity. Additionally, we do not require the added expense of an on-site chef. The ease and simplicity of our kitchen operations allows us to achieve our goal of preparing casual dining quality food with minimal wait times. We also believe the ease of our kitchen operations creates a competitive advantage for our concept.

Training. We provide thorough training for management and hourly Team Members, with the goal of providing an excellent guest experience based on our service, food quality and engaging environment.

Our managers are trained using a hands-on education process during a seven-week period at one of our Certified Training Restaurants. During this training period, our manager trainees work in every aspect of the business, including both hourly and management functions. In addition, our General Managers and high-potential Assistant General Managers attend an off-site management skills class.

Our hourly Team Members complete a comprehensive position certification process. Station certification requires 16 to 20 hours of hands-on training. Team Members must also successfully pass position validations, menu certifications, responsible alcohol service training, and training on the safe handling of food.

Team Members who have demonstrated outstanding performance are provided opportunities for career advancement. Those with a high level of knowledge in one or more positions within the restaurant are encouraged to apply to enter the Wing Certified Trainer (WCT) program. The WCT candidate completes a training plan, which includes developing and evaluating his/her ability to train and influence the performance of Team Members. Our objective is to have at least four WCTs in each restaurant. Team Members who have performed successfully as Wing Certified Trainers in three or more station areas can apply to become All-Star Trainers. Our All-Star Trainers have the opportunity to travel around the country to assist with training at new restaurant openings.

Further, Team Members with management potential can participate in the Shift Leader program, which is a developmental program that provides hourly Team Members with the opportunity to build and demonstrate leadership capabilities while providing the restaurants with leaders who are trained to support management. The Shift Leader program helps us to identify talent and build bench strength throughout the organization—through the selection and training of those who have demonstrated the initiative, desire, behaviors and competencies necessary for success in restaurant management, or other positions of leadership.

Career Opportunities. Through our dynamic and progressive training programs, we are able to motivate and retain our field operations team by providing them with opportunities for increased responsibilities and advancement. In addition, we offer performance-based cash incentives tied to sales, profitability and qualitative measures such as guest and team-related metrics. We strive for a balance of internal promotion and external hiring. This provides us with the ability to retain and grow our Team Members and to infuse our organization with talented individuals from outside of Buffalo Wild Wings.

Recruiting. We actively recruit and select individuals who demonstrate enthusiasm and dedication and who share our passion for high quality guest service delivered through teamwork and commitment. To attract high caliber managers, we have developed a competitive compensation plan that includes a base salary and an attractive benefits package, including participation in a management incentive plan that rewards managers for achieving restaurant performance objectives.

Food Preparation, Quality Control and Purchasing

We strive to maintain high quality standards. Our systems are designed to protect our food supply at all times, from procurement through the preparation process. We provide detailed specifications to suppliers for our food ingredients, products and supplies. Our restaurant managers are certified in a comprehensive food safety and sanitation course, ServSafe®, developed by the National Restaurant Association Educational Foundation.

We negotiate directly with independent suppliers for our supply of food and paper products. We use members of UniPro Food Services, Inc., a national cooperative of independent food distributors, to distribute these products to our restaurants. To maximize our purchasing efficiencies and obtain the lowest possible prices for our ingredients, products and supplies, our purchasing team negotiates prices based on the system-wide usage of both company-owned and franchised restaurants. We believe that competitively priced, high quality alternative manufacturers, suppliers, growers and distributors are available should the need arise.

T. Marzetti Company produces our signature sauces, and they maintain sufficient inventory levels to ensure consistent supply to our restaurants. We have a confidentiality agreement with Marzetti which prevents our sauces from being supplied to, or manufactured for, anyone else.

Chicken wings are an important component of our cost of sales. We work to counteract the effect of the volatility of chicken wing prices, which can affect our cost of sales and cash flow, with the introduction of new menu items, effective marketing promotions, focused efforts on food costs and waste, and menu price increases. We also explore purchasing strategies to reduce the severity of cost increases and fluctuations. We currently purchase our chicken wings at market price. If a satisfactory long-term pricing agreement for chicken wings were to arise, we would consider locking in prices to reduce our price volatility.

Restaurant Franchise Operations

Our concept continues to attract a strong group of franchisees, many of whom have substantial prior restaurant operations experience. Our franchisees execute a separate franchise agreement for each restaurant opened, typically providing for a 20-year initial term, with an opportunity to enter into a renewal franchise agreement subject to certain conditions. The initial franchise fee for a single restaurant is $42,500. If a franchisee signs an area development agreement, the initial franchise fee is $42,500 for the first restaurant and $30,000 for each subsequent restaurant. If the franchisee is an existing franchisee who has operated a restaurant for a minimum of one year and is signing an area development agreement, the initial franchise fee is $30,000 for the first restaurant and $25,000 for each subsequent restaurant. If the franchisee signs a franchise agreement for a restaurant whose trade area is wholly within the designated area of another restaurant they own, the franchisee will only reimburse the costs incurred by us in assisting with the restaurant opening, and need not pay an initial franchise fee.

Franchisees also pay us a royalty fee of 5.0% of their restaurant sales. Franchise agreements typically allow us to assess franchisees an advertising fee in the amount of 3.5% of their restaurant sales, of which 3.0% was contributed to our Advertising Fund in 2009 and the remaining 0.5% was spent directly by the franchisee in the applicable local market. Our current form of franchise agreement permits us to increase the required contribution to the Advertising Fund by 0.5% once every three years. The amount contributed to the Advertising Fund increased from 2.5% to 3.0% on December 26, 2005 and is not expected to increase in 2010.

All of our franchise agreements require that each franchised restaurant be operated in accordance with our defined operating procedures, adhere to the menu established by us, meet applicable quality, service, health and cleanliness standards and comply with all applicable laws. We ensure these high standards are being followed through a variety of means including mystery shoppers and announced and unannounced quality assurance inspections by our franchise consultants. We may terminate the franchise rights of any franchisee who does not comply with our standards and requirements. We believe that maintaining superior food quality, an inviting and energetic atmosphere and excellent guest service are critical to the reputation and success of our concept; therefore, we aggressively enforce the contractual requirements of our franchise agreements.

The area development agreement establishes the number of restaurants that must be developed in a defined geographic area and the deadlines by which these restaurants must open. For area development agreements covering three to seven restaurants, restaurants are often required to open in approximately 12-month intervals. For larger development agreements, the interval is typically shorter. The area development agreement can be terminated by us if, among other reasons, the area developer fails to open restaurants on schedule.

We work hard to maintain positive and productive relationships with our franchisees. In 2005, we formed the Buffalo Wild Wings Leadership Council, which is an advisory board made up of six franchisees elected by their peers that meets three times a year with our senior leaders.

Information Technology

We utilize a standard point-of-sale system in all of our company-owned restaurants which is integrated to our central offices through a secure, high-speed connection. Visibility to sales, cost of sales, labor and other operating metrics is provided to restaurant management through web-based decision support and analysis tools. Franchisees are required to report sales on a daily basis through an on-line reporting network and submit their restaurant-level financial statements on a quarterly and annual basis. Based on custom-developed software as well as industry-specific applications, this technology allows us to monitor business performance and optimizes food and labor costs.

We are currently implementing an automated kitchen management system that provides automation and reporting of cook line performance, including speed-of-service and order accuracy. Beginning in 2010, we will pilot test a new generation of restaurant technology focused on further optimizing costs and simplifying restaurant operations.

Competition

The restaurant industry is intensely competitive. We compete on the basis of the taste, quality and price of food offered, guest service, ambience, location, and overall dining experience. We believe that our attractive price-value relationship, the atmosphere of our restaurant, our flexible service model and the quality and distinctive flavor of our food enable us to differentiate ourselves from our competitors. We believe we compete primarily with local and regional sports bars and casual dining and quick casual establishments, and to a lesser extent with quick service restaurants such as wing-based take-out concepts. Many of our direct and indirect competitors are well-established national, regional or local chains and some have substantially greater financial and marketing resources than we do. We also compete with other restaurant and retail establishments for site locations and restaurant team members.

Proprietary Rights

We own the rights to the "Buffalo Wild Wings®" service mark and to certain other service marks and trademarks used in our system. We attempt to protect our sauce recipes as trade secrets by, among other things, requiring a confidentiality agreement with our sauce supplier and executive officers. It is possible that competitors could develop recipes and procedures that duplicate or closely resemble our recipes and procedures. We believe that our trademarks, service marks and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our restaurant concept. We vigorously protect our proprietary rights. We cannot predict, however, whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly and may not be successful. Although we believe that we have sufficient rights to all of our trademarks and service marks, we may face claims of infringement that could interfere with our ability to market our restaurants and promote our brand. Any such litigation may be costly and divert resources from our business. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our trademarks or service marks in the future and may be liable for damages.

Government Regulation

The restaurant industry is subject to numerous federal, state and local governmental regulations, including those relating to the preparation and sale of food and alcoholic beverages, sanitation, public health, fire codes, zoning and building requirements. Each restaurant requires appropriate licenses from regulatory authorities allowing it to sell liquor, beer and wine, and each restaurant requires food service licenses from local health authorities. Our licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause, including violation by us or our employees of any law or regulation pertaining to alcoholic beverage control, such as those regulating the minimum age of employees or patrons who may serve or be served alcoholic beverages, the serving of alcoholic beverages to visibly intoxicated patrons, advertising, wholesale purchasing and inventory control. The failure of a restaurant to retain liquor or food service licenses could have a material adverse effect on our operations. In order to reduce this risk, restaurant employees are trained in standardized operating procedures designed to assure compliance with all applicable codes and regulations.

We and our franchisees are also subject to laws governing our relationships with employees, including laws and regulations relating to benefits, wages, hours, workers' compensation insurance, unemployment and other taxes, working and safety conditions and citizenship or immigration status. We may also be subject in certain states to "dram-shop" statutes, which generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. In addition, we are subject to various state and federal laws relating to the offer and sale of franchises and the franchisor-franchisee relationship. In general, these laws and regulations impose specific disclosure and registration requirements prior to the sale and marketing of franchises and regulate certain aspects of the relationship between franchisor and franchisee.

Because of gaming operations in our Nevada facilities, the ownership and operation of those facilities are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder, as well as various local regulations related to gaming. Our gaming operations are also subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board and various county and city licensing agencies. These gaming laws, regulations, and supervisory procedures are based upon declarations of public policy that are concerned with, among other things:

- the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;
- the establishment and maintenance of responsible accounting practices;
- the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;
- providing reliable record keeping and requiring the filing of periodic reports with the gaming authorities;
- the prevention of cheating and fraudulent practices; and
- providing a source of state and local revenues through taxation and licensing fees.

Any change in such laws, regulations, and procedures could have an adverse effect on the gaming operations in our Nevada facilities. Additional information regarding regulation related to gaming in our Nevada facilities can be found in Exhibit 99.1 to this Form 10-K.

Employees

As of December 27, 2009, we employed approximately 14,000 employees. We have 1,000 full-time and 12,800 part-time employees working in our company-owned restaurants and 200 employees based out of our home office or field support management positions. Our employees are not covered by any collective bargaining agreement, and we have never experienced an organized work stoppage or strike. We believe that our working conditions and compensation packages are competitive and consider our relations with our employees to be good.

Executive Officers

The following sets forth certain information about our executive officers:

Sally J. Smith, 52, has served as our Chief Executive Officer and President since July 1996 and as a director since August 1996. She served as our Chief Financial Officer from 1994 to 1996. Prior to joining Buffalo Wild Wings, she was the Chief Financial Officer of Dahlberg, Inc., the manufacturer and franchisor of Miracle-Ear hearing aids, from 1983 to 1994. Ms. Smith began her career with KPMG LLP, an international accounting and auditing firm. Ms. Smith holds an inactive CPA license. She serves on the boards of the National Restaurant Association and Alerus Financial Corporation.

Mary J. Twinem, 49, has served as our Executive Vice President, Chief Financial Officer and Treasurer since July 1996. She served as our Controller from January 1995 to July 1996. Ms. Twinem also served as a director on our Board from June 2002 to September 2003. Prior to joining Buffalo Wild Wings, she served as the Director of Finance/Controller of Dahlberg, Inc. from 1989 to December 1994. Ms. Twinem began her career in public accounting and holds an inactive CPA license.

Kathleen M. Benning, 47, has served as our Executive Vice President, Global Marketing and Brand Development since January 2010. She joined us in March 1997 as Vice President of Marketing and served as Senior Vice President, Marketing and Brand Development from January 2002 until December 2009. From 1992 to 1997, Ms. Benning was employed by Nemer, Fieger & Associates, an advertising agency, where she was a partner from 1994 to 1997.

Mounir N. Sawda, 52, has served as our Senior Vice President, Franchise and Development since August 2007. Prior to joining us, Mr. Sawda managed his own consulting company from 2005 to 2007. From 1998 to 2005, Mr. Sawda served in various executive positions at Denny's Corporation, most recently as Vice President Development, Property Management, Construction and Facilities. From 1984 to 1993 and from 1996 to 1997, Mr. Sawda held several positions with Burger King Corporation. From 1993 to 1996, Mr. Sawda worked with Hanna International in Saudi Arabia.

James M. Schmidt, 50, has served as our Executive Vice President since December 2006 and as General Counsel since April 2002. He served as either Vice President or Senior Vice President from April 2002 until December 2006. Mr. Schmidt has also served as our Secretary since September 2002, and he served as a director on our Board from 1994 to September 2003. From 1985 to 2002, Mr. Schmidt was an attorney with the law firm of Robbins, Kelly, Patterson & Tucker, which provides legal services to us from time to time.

Judith A. Shoulak, 50, has served as our Executive Vice President, Global Operations and Human Resources since January 2010. She served as our Senior Vice President, Operations, from March 2004 to December 2009, Senior Vice President, Human Resources from January 2003 to February 2004 and Vice President of Human Resources from October 2001 to January 2003. From 1993 to 2001, Ms. Shoulak served as Vice President of Field Human Resources of OfficeMax Incorporated.

ITEM 1A. RISK FACTORS

The foregoing discussion and the discussion contained in Item 7 of this Form 10-K contain various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations or beliefs concerning future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "will," "forecast" and similar words or expressions. Our forward-looking statements generally relate to our growth strategy, financial results, sales efforts, franchise expectations, store openings and related expense, and cash requirements. Although it is not possible to foresee all of the factors that may cause actual results to differ from our forward-looking statements, such factors include, among others, the risk factors that follow. Investors are cautioned that all forward-looking statements involve risks and uncertainties and speak only as of the date on which they are made. We believe that all material risk factors have been discussed below.

Fluctuations in chicken wing prices could reduce our operating income.

The primary food product used by our company-owned and franchised restaurants is chicken wings. We work to counteract the effect of the volatility of chicken wing prices, which can significantly change our cost of sales and cash flow, with the introduction of new menu items, effective marketing promotions, focused efforts on food costs and waste, and menu price increases. We also explore purchasing strategies to reduce the severity of cost increases and fluctuations. We currently purchase our chicken wings at market price. If a satisfactory long-term pricing agreement for chicken wings were to arise, we would consider locking in prices to reduce our price volatility. Chicken wing prices in 2009 averaged 39.3% higher than 2008 as the average price per pound increased to $1.70 in 2009 from $1.22 in 2008. If there is a significant rise in the price of chicken wings, and we are unable to successfully adjust menu prices or menu mix or otherwise make operational adjustments to account for the higher wing prices, our operating results could be adversely affected. For example, chicken wings accounted for approximately 25%, 21%, and 24% of our cost of sales in 2009, 2008, and 2007, respectively, with an annual average price per pound of $1.70, $1.22, and $1.28, respectively. A 10% increase in the chicken wing costs for 2009 would have increased restaurant cost of sales by approximately $3.8 million. If the avian flu were to affect our supply of chicken wings, our operations may be negatively impacted, as prices may rise due to limited supply. Additional information related to chicken wing prices is included in Item 7 under "Results of Operations."

If we are unable to successfully open new restaurants, our revenue growth rate and profits may be reduced.

To successfully expand our business, we must open new Buffalo Wild Wings® restaurants on schedule and in a profitable manner. In the past, we and our franchisees have experienced delays in restaurant openings and we may experience similar delays in the future. Delays or failures in opening new restaurants could hurt our ability to meet our growth objectives, which may affect our results of operations, the expectations of securities analysts and shareholders and thus our stock price. We cannot guarantee that we or our franchisees will be able to achieve our expansion goals. Further, any restaurants that we, or our franchisees, open may not achieve operating results similar or better than our existing restaurants. If we are unable to generate positive cash flow from a new restaurant, we may be required to recognize an impairment loss with respect to the assets for that restaurant. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control. These factors include:

- Locating suitable restaurant sites in new and existing markets;
- Having adequate restaurant sites due to tightening credit markets;

- Negotiating acceptable lease or purchase terms for new restaurants;
- Recruiting, training and retaining qualified home office, field and restaurant team members;
- Attracting and retaining qualified franchisees;
- Cost effective and timely planning, design and build-out of restaurants;
- Obtaining building materials and hiring satisfactory construction contractors;
- Obtaining and maintaining required local, state and federal governmental approvals and permits related to the construction of the sites and the sale of food and alcoholic beverages;
- Creating guest awareness of our restaurants in new markets;
- Competition in new and existing markets; and
- General economic conditions.

We must identify and obtain a sufficient number of suitable new restaurant sites for us to sustain our revenue growth rate.

We require that all proposed restaurant sites, whether for company-owned or franchised restaurants, meet our site selection criteria. We may make errors in selecting these criteria or applying these criteria to a particular site, or there may be an insignificant number of new restaurant sites meeting these criteria that would enable us to achieve our planned expansion in future periods. We face significant competition from other restaurant companies and retailers for sites that meet our criteria and the supply of sites may be limited in some markets. Further, we may be precluded from acquiring an otherwise suitable site due to an exclusivity restriction held by another tenant. As a result of these factors, our costs to obtain and lease sites may increase, or we may not be able to obtain certain sites due to unacceptable costs. Our inability to obtain suitable restaurant sites at reasonable costs may reduce our growth rate.

Shortages or interruptions in the availability and delivery of food and other supplies may increase costs or reduce revenues.

Possible shortages or interruptions in the supply of food items and other supplies to our restaurants caused by inclement weather, terrorist attacks, natural disasters such as floods, drought and hurricanes, pandemics, the inability of our vendors to obtain credit in a tightened credit market, food safety warnings or advisories or the prospect of such pronouncements, or other conditions beyond our control could adversely affect the availability, quality and cost of items we buy and the operations of our restaurants. Our inability to effectively manage supply chain risk could increase our costs and limit the availability of products critical to our restaurant operations.

We may experience higher-than-anticipated costs associated with the opening of new restaurants or with the closing, relocating, and remodeling of existing restaurants, which may adversely affect our results of operations.

Our revenues and expenses can be impacted significantly by the number and timing of the opening of new restaurants and the closing, relocating, and remodeling of existing restaurants. We incur substantial pre-opening expenses each time we open a new restaurant and other expenses when we close, relocate, or remodel existing restaurants. The expenses of opening, closing, relocating or remodeling any of our restaurants may be higher than anticipated. An increase in such expenses could have an adverse effect on our results of operations.

Our restaurants may not achieve market acceptance in the new geographic regions we enter.

Our expansion plans depend on opening restaurants in new markets where we or our franchisees have little or no operating experience. We may not be successful in operating our restaurants in new markets on a profitable basis. The success of these new restaurants will be affected by the different competitive conditions, consumer tastes, and discretionary spending patterns of the new markets as well as our ability to generate market awareness of the Buffalo Wild Wings® brand. Sales at restaurants opening in new markets may take longer to reach average annual restaurant sales, if at all, thereby affecting their profitability.

New restaurants added to our existing markets may take sales from existing restaurants.

We and our franchisees intend to open new restaurants in our existing markets, which may reduce sales performance and guest visits for existing restaurants in those markets. In addition, new restaurants added in existing markets may not achieve sales and operating performance at the same level as established restaurants in the market.

An impairment in the carrying value of our goodwill or other intangible assets could adversely affect our financial condition and consolidated results of operations.

Goodwill represents the difference between the purchase price of acquired companies and the related fair values of net assets acquired. We test goodwill for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. We compare the carrying value of a reporting unit, including goodwill, to the fair value of the unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit. If the carrying value is less than the fair value, no impairment exists. If the carrying value is higher than the fair value, there is an indication of impairment. A significant amount of judgment is involved in determining if an indication of impairment exists. Factors may include, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition: the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors would have a significant impact on the recoverability of these assets and negatively affect our financial condition and consolidated results of operations. We compute the amount of impairment by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. We are required to record a non-cash impairment charge if the testing performed indicates that goodwill has been impaired.

We evaluate the useful lives of our intangible assets to determine if they are definite- or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

We cannot accurately predict the amount and timing of any impairment of assets. Should the value of goodwill or other intangible assets become impaired, there could be an adverse effect on our financial condition and consolidated results of operations.

Failure of our internal controls over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. A significant financial reporting failure or material weakness in internal control over financial reporting could cause a loss of investor confidence and decline in the market price of our stock.

The current economic crisis could have a material adverse impact on our landlords or other tenants in retail centers in which we or our franchisees are located, which in turn could negatively affect our financial results.

If the recession continues or increases in severity, our landlords may be unable to obtain financing or remain in good standing under their existing financing arrangements, resulting in failures to pay required construction contributions or satisfy other lease covenants to us. In addition other tenants at retail centers in which we or our franchisees are located or have executed leases may fail to open or may cease operations. If our landlords fail to satisfy required co-tenancies, such failures may result in us or our franchisees terminating leases or delaying openings in these locations. Also, decreases in total tenant occupancy in retail centers in which we are located may affect guest traffic at our restaurants. All of these factors could have a material adverse impact on our operations.

We are dependent on franchisees and their success.

Currently, approximately 64% of our restaurants are franchised. Franchising royalties and fees represented approximately 9.3%, 10.1%, and 11.2% of our revenues during fiscal 2009, 2008, and 2007, respectively. Our performance depends upon (i) our ability to attract and retain qualified franchisees, (ii) the franchisees' ability to execute our concept and capitalize upon our brand recognition and marketing, and (iii) franchisees' ability to timely develop restaurants. We may not be able to recruit franchisees who have the business abilities or financial resources necessary to open restaurants on schedule, or who will conduct operations in a manner consistent with our concept and standards. Also, our franchisees may not be able to operate restaurants in a profitable manner.

Franchisees may take actions that could harm our business.

Franchisees are independent contractors and are not our employees. We provide training and support to franchisees, but the quality of franchised restaurant operations may be diminished if franchisees do not operate restaurants in a manner consistent with our standards and requirements, or if they do not hire and train qualified managers and other restaurant personnel. If franchisees do not adequately manage their restaurants, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could significantly decline. In addition, we may also face potential claims and liabilities due to the acts of our franchisees based on agency or vicarious liability theories.

We could face liability from our franchisees.

A franchisee or government agency may bring legal action against us based on the franchisee/franchisor relationships. Various state and federal laws govern our relationship with our franchisees and our potential sale of a franchise. If we fail to comply with these laws, we could be liable for damages to franchisees and fines or other penalties. Expensive litigation with our franchisees or government agencies may adversely affect both our profits and our important relations with our franchisees.

We may be unable to compete effectively in the restaurant industry.

The restaurant industry is intensely competitive. We believe we compete primarily with regional and local sports bars, casual dining and quick casual establishments, and to a lesser extent, quick service wing-based take-out concepts. Many of our direct and indirect competitors are well-established national, regional, or local chains with a greater market presence than us. Further, some competitors have substantially greater financial, marketing, and other resources than us. In addition, independent owners of local or regional establishments may enter the wing-based restaurant business without significant barriers to entry and such establishments may provide price competition for our restaurants. Competition in the casual dining, quick casual and quick service segments of the restaurant industry is expected to remain intense with respect to price, service, location, concept and the type and quality of food. We also face intense competition for real estate sites, qualified management personnel, and hourly restaurant staff.

Our success depends substantially on the value of our brands and our reputation for offering guests an unparalleled total experience.

We believe we have built a strong reputation for the quality and breadth of our menu items as part of the total experience that guests enjoy in our restaurants. We believe we must protect and grow the value of our brand to continue to be successful in the future. Any incident that erodes consumer trust in or affinity for our brand could significantly reduce its value. If consumers perceive or experience a reduction in food quality, service, ambiance or in any way believes we failed to deliver a consistently positive experience, our brand value could suffer.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.

We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities, and other key operating costs. If our selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

A reduction in vendor allowances currently received could affect our costs of goods sold.

During fiscal 2009, 2008, and 2007, vendor allowances were recorded as a reduction in inventoriable costs, and cost of sales was reduced by $6.0 million, $5.2 million, and $4.6 million, respectively. If the amount of vendor allowances is reduced, inventoriable costs may increase, as may the cost of sales.

Our quarterly operating results may fluctuate due to the timing of special events and other factors, including the recognition of impairment losses.

Our quarterly operating results depend, in part, on special events, such as the Super Bowl® and other popular sporting events, and thus are subject to fluctuations based on the dates for such events. Historically, sales in most of our restaurants have been higher during fall and winter months based on the relative popularity of national, regional and local sporting and other events. Further, our quarterly operating results may fluctuate significantly because of other factors, including:

- Increases or decreases in same-store sales;
- Fluctuations in food costs, particularly chicken wings;
- The timing of new restaurant openings, which may impact margins due to the related preopening costs and initially higher restaurant level operating expense ratios;

- Labor availability and costs for hourly and management personnel;
- Changes in competitive factors;
- Disruption in supplies;
- General economic conditions, consumer confidence, and fluctuations in discretionary spending;
- Claims experience for self-insurance programs;
- Increases or decreases in labor or other variable expenses;
- The impact from natural disasters;
- Fluctuations in interest rates; and
- The timing and amount of asset impairment loss and restaurant closing charges.

As a result of the factors discussed above, our quarterly and annual operating results may fluctuate significantly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. These fluctuations may cause future operating results to fall below the expectations of securities analysts and shareholders. In that event, the price of our common stock would likely decrease.

We may not be able to attract and retain qualified team members to operate and manage our restaurants.

Our success and the success of our individual restaurants depends on our ability to attract, motivate, develop and retain a sufficient number of qualified restaurant employees, including restaurant managers, kitchen staff and wait staff. The inability to recruit, develop and retain these individuals may delay the planned openings of new restaurants or result in high employee turnover in existing restaurants, thus increasing the cost to efficiently operate our restaurants. This could inhibit our expansion plans and business performance and, to the extent that a labor shortage may force us to pay higher wages, harm our profitability.

The loss of key executives or difficulties recruiting and retaining qualified personnel could jeopardize our ability to meet our financial targets.

Our success depends substantially on the contributions and abilities of key executives and other employees, and on our ability to recruit and retain high quality employees. We must continue to recruit, retain, and motivate management and other employees sufficient to maintain our current business and support our projected growth. The loss of any of our executive officers and senior leaders could jeopardize our ability to meet our financial targets.

We may not be able to obtain and maintain licenses and permits necessary to operate our restaurants.

The restaurant industry is subject to various federal, state, and local government regulations, including those relating to the sale of food and alcoholic beverages. In addition, we are subject to gaming regulations with respect to our gaming operations within our nine company-owned stores in Las Vegas. The failure to obtain and maintain these licenses, permits and approvals, including food, liquor and gaming licenses, could adversely affect our operating results. Difficulties or failure to obtain the required licenses and approvals could delay or result in our decision to cancel the opening of new restaurants. Local authorities may revoke, suspend, or deny renewal of our food and liquor licenses if they determine that our conduct violates applicable regulations.

The sale of alcoholic beverages at our restaurants subjects us to additional regulations and potential liability.

Because our restaurants sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, states and municipalities where our restaurants are located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the restaurants, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked and we may be forced to terminate the sale of alcoholic beverages at one or more of our restaurants.

In certain states we are subject to "dram shop" statutes, which generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements, and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Americans with Disabilities Act is a federal law that prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for disabled persons.

Changes in consumer preferences or discretionary consumer spending could harm our performance.

Our success depends, in part, upon the continued popularity of Buffalo, New York-style chicken wings, our other menu items, sports bars and casual dining restaurant styles. We also depend on trends toward consumers eating away from home more often. Shifts in these consumer preferences could negatively affect our future profitability. Such shifts could be based on health concerns related to the cholesterol, carbohydrate, or fat content of certain food items, including items featured on our menu. Negative publicity over the health aspects of such food items may adversely affect consumer demand for our menu items and could result in a decrease in guest traffic to our restaurants, which could materially harm our business. Smoking bans imposed by state or local laws could also adversely impact our restaurants' performance. In addition, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. A decline in consumer spending or in economic conditions could reduce guest traffic or impose practical limits on pricing, either of which could harm our business, financial condition, operating results or cash flow.

Changes in public health concerns may impact our performance.

Changes in public health concerns may affect consumer preferences for our products. For example, if incidents of the avian flu occur in the United States, consumer preferences for poultry products may be negatively impacted, resulting in a decline in demand for our products. Similarly, public health concerns over smoking have seen a rise in smoking bans. Such smoking bans may adversely affect our operations to the extent that such bans are imposed in specific locations, rather than state-wide, or that exceptions to the ban are given to bars or other establishments, giving patrons the ability to choose nearby locations that have no such ban. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption at our stores or increase the number of dram shop claims made against us, either of which may negatively impact operations or result in the loss of liquor licenses. We are carefully monitoring new laws regulating the use of transfats and requiring nutritional fact disclosures.

A regional or global health pandemic could severely affect our business.

A health pandemic is a disease outbreak that spreads rapidly and widely by infection and affects many individuals in an area or population at the same time. If a regional or global health pandemic were to occur, depending upon its duration and severity, our business could be severely affected. We have positioned our brand as a place where people can gather together. Customers might avoid public gathering places in the event of a health pandemic, and local, regional or national governments might limit or ban public gatherings to halt or delay the spread of disease. A regional or global health pandemic might also adversely impact our business by disrupting or delaying production and delivery of materials and products in its supply chain and by causing staffing shortages in our stores. The impact of a health pandemic might be disproportionately greater than on other companies that depend less on the gathering of people together for the sale or use of their products and services.

A decline in visitors to any of the business districts near the locations of our restaurants could negatively affect our restaurant sales.

Some of our restaurants are located near high activity areas such as retail centers, big box shopping centers and entertainment centers. We depend on high visitor rates at these businesses to attract guests to our restaurants. If visitors to these centers decline due to economic conditions, closure of big-box retailers, road construction, changes in consumer preferences or shopping patterns, changes in discretionary consumer spending or otherwise, our restaurant sales could decline significantly and adversely affect our results of operations.

The acquisition of existing restaurants from our franchisees or other acquisitions may have unanticipated consequences that could harm our business and our financial condition.

We may seek to selectively acquire existing restaurants from our franchisees. To do so, we would need to identify suitable acquisition candidates, negotiate acceptable acquisition terms and obtain appropriate financing. Any acquisition that we pursue, whether or not successfully completed, may involve risks, including:

- material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition as the acquired restaurants are integrated into our operations;
- risks associated with entering into markets or conducting operations where we have no or limited prior experience; and
- diversion of management's attention from other business concerns.

Future acquisitions of existing restaurants from our franchisees or other acquisitions, which may be accomplished through a cash purchase transaction, the issuance of our equity securities or a combination of both, could result in potentially dilutive issuances of our equity securities, the incurrence of debt and contingent liabilities and impairment charges related to goodwill and other intangible assets, any of which could harm our business and financial condition.

Unfavorable publicity could harm our business.

Multi-unit restaurant businesses such as ours can be adversely affected by publicity resulting from complaints or litigation or general publicity regarding poor food quality, food-borne illness, personal injury, food tampering, adverse health effects of consumption of various food products or high-calorie foods (including obesity), or other concerns. Negative publicity may also result from actual or alleged violations by our restaurants of "dram shop" laws which generally provide an injured party with recourse against an establishment that serves alcoholic beverages to an intoxicated party who then causes injury to himself or to a third party. Regardless of whether the allegations or complaints are valid, unfavorable publicity relating to a limited number of our restaurants, or only to a single restaurant, could adversely affect public perception of the entire brand. Adverse publicity and its effect on overall consumer perceptions of food safety, or our failure to respond effectively to adverse publicity, could have a material adverse effect on our business.

There is volatility in our stock price.

The market for our stock has, from time to time, experienced extreme price and volume fluctuations. Factors such as announcements of variations in our quarterly financial results and fluctuations in revenue could cause the market price of our stock to fluctuate significantly. In addition, the stock market in general, and the market prices for restaurant companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, many of whom have been granted equity compensation.

The market price of our stock can be influenced by stockholders' expectations about the ability of our business to grow and to achieve certain profitability targets. If our financial performance in a particular quarter does not meet the expectations of our stockholders, it may adversely affect their views concerning our growth potential and future financial performance. In addition, if the securities analysts who regularly follow our stock lower their ratings of our stock, the market price of our stock is likely to drop significantly.

We may be subject to increased labor and insurance costs.

Our restaurant operations are subject to federal and state laws governing such matters as minimum wages, working conditions, overtime, and tip credits. As federal and state minimum wage rates increase, we may need to increase not only the wages of our minimum wage employees but also the wages paid to employees at wage rates that are above minimum wage. Labor shortages, increased employee turnover, and health care mandates could also increase our labor costs. This in turn could lead us to increase prices which could impact our sales. Conversely, if competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline. In addition, the current premiums that we pay for our insurance (including workers' compensation, general liability, property, health, and directors' and officers' liability) may increase at any time, thereby further increasing our costs. The dollar amount of claims that we actually experience under our workers' compensation and general liability insurance, for which we carry high per-claim deductibles, may also increase at any time, thereby further increasing our costs. Further, the decreased availability of property and liability insurance has the potential to negatively impact the cost of premiums and the magnitude of uninsured losses.

Our current insurance may not provide adequate levels of coverage against claims.

We currently maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure, such as losses due to natural disasters. Such damages could have a material adverse effect on our business and results of operations.

We are dependent on information technology and any material failure of that technology could impair our ability to efficiently operate our business.

We rely on information systems across our operations, including, for example, point-of-sale processing in our restaurants, management of our supply chain, collection of cash, payment of obligations, and various other processes and procedures. Our ability to efficiently manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, problems with maintenance, upgrading or transitioning to replacement systems, or a breach in security of these systems could cause delays in customer service and reduce efficiency in our operations. Significant capital investments might be required to remediate any problems.

If we are unable to maintain our rights to use key technologies of third parties, our business may be harmed.

We rely on certain technology licensed from third parties, and may be required to license additional technology in the future for use in managing our Internet sites and providing related services to users and advertising customers. These third-party technology licenses may not continue to be available to us on acceptable commercial terms or at all. The inability to enter into and maintain any of these technology licenses could significantly harm our business, financial condition and operating results.

We may not be able to protect our trademarks, service marks or trade secrets.

We place considerable value on our trademarks, service marks and trade secrets. We intend to actively enforce and defend our marks and if violations are identified, to take appropriate action to preserve and protect our goodwill in our marks. We attempt to protect our sauce recipes as trade secrets by, among other things, requiring confidentiality agreements with our sauce suppliers and executive officers. However, we cannot be sure that we will be able to successfully enforce our rights under our marks or prevent competitors from misappropriating our sauce recipes. We can also not be sure that: (i) our marks are valuable, (ii) using our marks does not, or will not, violate others' marks, (iii) the registrations of our marks would be upheld if challenged, or (iv) we would not be prevented from using our marks in areas of the country where others might have already established rights to them. Any of these uncertainties could have an adverse effect on us and our expansion strategy.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We are headquartered in Minneapolis, Minnesota. Our home office has approximately 44,000 square feet of office space. We occupy this facility under a lease that terminates on November 30, 2017, with an option to renew for one five-year term. As of December 27, 2009, we owned and operated 232 restaurants. We lease the land and building for most of these sites. The majority of our existing leases are for 10 or 15-year terms, generally including options to extend the terms. We typically lease our restaurant facilities under "triple net" leases that require us to pay minimum rent, real estate taxes, maintenance costs and insurance premiums and, in some instances, percentage rent based on sales in excess of specified amounts. Most of our leases include "exclusive use" provisions prohibiting our landlords from leasing space to other restaurants that fall within certain specified criteria. Under our franchise agreements, we have certain rights to gain control of a restaurant site in the event of default under the lease or franchise agreement. The following table sets forth the 42 states in which Buffalo

Wild Wings restaurants are located and the number of restaurants in each state as of December 27, 2009:

	Number of Restaurants Open		
	Company-owned	Franchised	Total
Alabama	1	9	10
Arizona	2	13	15
Arkansas	—	4	4
California	—	12	12
Colorado	12	2	14
Connecticut	—	4	4
Delaware	—	5	5
Florida	1	21	22
Georgia	8	1	9
Hawaii	—	1	1
Idaho	—	2	2
Illinois	11	40	51
Indiana	3	41	44
Iowa	11	—	11
Kansas	9	—	9
Kentucky	12	5	17
Louisiana	—	8	8
Maryland	—	8	8
Massachusetts	—	1	1
Michigan	—	38	38
Minnesota	20	3	23
Mississippi	2	4	6
Missouri	6	17	23
Montana	—	2	2
Nebraska	6	2	8
Nevada	9	1	10
New Jersey	—	1	1
New Mexico	—	2	2
New York	7	8	15
North Carolina	13	3	16
North Dakota	—	5	5
Ohio	26	62	88
Oklahoma	—	10	10
Oregon	—	4	4
Pennsylvania	4	1	5
South Carolina	—	4	4
South Dakota	—	1	1
Tennessee	16	—	16
Texas	31	42	73
Virginia	8	18	26
West Virginia	—	7	7
Wisconsin	14	8	22
Total	232	420	652

ITEM 3. LEGAL PROCEEDINGS

Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including claims arising from personal injuries, contract claims, franchise-related claims, dram shop claims, employment-related claims and claims from guests or employees alleging injury, illness or other food quality, health or operational concerns. To date, none of these types of litigation, most of which are typically covered by insurance, has had a material effect on us. We have insured and continue to insure against most of these types of claims. A judgment on any claim not covered by or in excess of our insurance coverage could adversely affect our financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Common Stock trades on the NASDAQ Global Market under the symbol "BWLD". The following table sets forth the high and low closing sale prices of our Common Stock.

	2009		2008	
	High	Low	High	Low
First Quarter	$38.45	21.77	$26.25	19.41
Second Quarter	42.98	32.34	34.61	23.23
Third Quarter	44.23	31.40	43.21	24.72
Fourth Quarter	43.62	39.14	40.76	15.52

Holders

As of February 17, 2010, there were approximately 162 record holders of our Common Stock, excluding shareholders whose stock is held either in nominee name and/or street name brokerage accounts. Based on information which we have obtained from our transfer agent, there are approximately 30,000 holders of our Common Stock whose stock is held either in nominee name and/or street name brokerage accounts.

Dividends

We have never declared or paid cash dividends on our Common Stock. It is our policy to preserve cash for development and other working capital needs and, therefore, do not currently have plans to pay any cash dividends. Our future dividend policy will be determined by our Board of Directors and will depend on various factors, including our results of operations, financial condition, anticipated cash needs and plans for expansion.

Stock Performance Chart

The following graph compares the yearly percentage change in the cumulative total shareholder return on our Common Stock for the five-year period ended December 27, 2009 with the cumulative total return on the Nasdaq Composite and the S&P 600 Restaurants Index. The comparison assumes $100 was invested in Buffalo Wild Wings Common Stock on December 26, 2004, and in each of the foregoing indices on December 26, 2004 and assumes reinvestment of dividends.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Buffalo Wild Wings, Inc., The NASDAQ Composite Index
And S&P 600 Restaurants Index
$300
$250
$200
$150
$100
$50
$0
12/26/04
12/25/05
12/31/06
12/30/07
12/28/08
12/27/09
Buffalo Wild Wings, Inc.
NASDAQ Composite
S&P 600 Restaurants

*$100 invested on 12/26/04 in stock or 12/31/04 in index, including reinvestment of dividends.

www.researchdatagroup.com/S&P.htm

	12/26/04	12/25/05	12/31/06	12/30/07	12/28/08	12/27/09
Buffalo Wild Wings, Inc.	100.00	97.52	153.49	133.53	142.64	247.66
NASDAQ Composite	100.00	101.33	114.01	123.71	73.11	105.61
S&P 600 Restaurants	100.00	101.26	112.34	82.11	52.81	78.06

The preceding stock performance chart is not deemed filed with the Securities and Exchange Commission. Notwithstanding anything to the contrary set forth in any of our previous filings made under the Securities Act of 1933 or the Securities Exchange Act of 1934 that incorporate future filings made by us under those statutes, the above stock performance chart is not to be incorporated by reference in any prior filings, nor shall it be incorporated by reference into any future filings made by us under those statutes.

ITEM 6. SELECTED FINANCIAL DATA

The following summary information should be read in conjunction with the Consolidated Financial Statements and related notes thereto set forth in Item 8 of this Form 10-K.

	Fiscal Years Ended(1)				
	Dec. 27, 2009	Dec. 28, 2008	Dec. 30, 2007	Dec. 31, 2006	Dec. 25, 2005
	(in thousands, except share and per share data)				
Consolidated Statements of Earnings Data:					
Revenue:					
Restaurant sales	$ 488,702	379,686	292,824	247,150	185,823
Franchising royalties and fees	50,222	42,731	36,828	31,033	23,877
Total revenue	538,924	422,417	329,652	278,183	209,700
Costs and expenses:					
Restaurant operating costs:					
Cost of sales	147,659	113,266	90,065	76,087	58,771
Labor	146,555	114,609	87,784	73,030	55,403
Operating	76,358	60,205	47,974	41,087	29,717
Occupancy	32,362	25,157	19,986	17,529	14,172
Depreciation and amortization	32,605	23,622	16,987	14,492	11,765
General and administrative	49,404	40,151	35,740	30,374	22,303
Preopening	7,702	7,930	4,520	3,077	2,599
Loss on asset disposals and impairment	1,928	2,083	987	1,008	1,991
Total costs and expenses	494,573	387,023	304,043	256,684	196,721
Income from operations	44,351	35,394	25,609	21,499	12,979
Investment income	1,077	970	2,909	2,339	1,340
Earnings before income taxes	45,428	36,364	28,518	23,838	14,319
Income tax expense	14,757	11,929	8,864	7,565	5,439
Net earnings	$ 30,671	24,435	19,654	16,273	8,880
Earnings per common share—basic	$ 1.70	1.37	1.12	0.95	0.53
Earnings per common share—diluted	1.69	1.36	1.10	0.92	0.51
Weighted average shares outstanding—basic	18,010,000	17,813,000	17,554,000	17,157,000	16,892,000
Weighted average shares outstanding—diluted	18,177,000	17,995,000	17,833,000	17,629,000	17,417,000
Consolidated Statements of Cash Flow Data:					
Net cash provided by operating activities	$ 79,286	66,107	43,579	33,031	24,618
Net cash used in investing activities	(79,172)	(60,134)	(54,687)	(26,829)	(33,919)
Net cash provided by financing activities	1,119	853	873	1,568	730

	As Of(1)				
	Dec. 27, 2009	Dec. 28, 2008	Dec. 30, 2007	Dec. 31, 2006	Dec. 25, 2005
	(in thousands)				
Consolidated Balance Sheets Data:					
Total current assets	$ 98,523	68,568	84,506	74,950	61,079
Total assets	309,073	243,818	197,098	161,183	133,123
Total current liabilities	66,704	48,202	32,490	25,780	20,203
Total liabilities	99,240	72,225	55,433	44,967	36,275
Retained earnings	115,946	85,275	60,840	41,186	24,913
Total stockholders' equity	209,833	171,593	141,665	116,216	96,848

(1) We utilize a 52- or 53-week accounting period that ends on the last Sunday in December. The fiscal years ended December 27, 2009, December 28, 2008, December 30, 2007, and December 25, 2005, were comprised of 52 weeks. The fiscal year ended December 31, 2006 was a 53-week year.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes. This discussion and analysis contains certain statements that are not historical facts, including, among others, those relating to our anticipated financial performance for fiscal 2010, cash requirements, and our expected store openings. Such statements are forward-looking and speak only as of the date on which they are made. There are risks and uncertainties including those discussed in Item 1A of this 10-K under "Risk Factors." Information included in this discussion and analysis includes commentary on company-owned and franchised restaurant units, restaurant sales, same-store sales, and average weekly sales volumes. Management believes such sales information is an important measure of our performance, and is useful in assessing consumer acceptance of the Buffalo Wild Wings® Grill & Bar concept and the overall health of the concept. Franchise information also provides an understanding of our revenues because franchise royalties and fees are based on the opening of franchised units and their sales. However, franchise sales and same-store sales information does not represent sales in accordance with U.S. Generally Accepted Accounting Principles (GAAP), should not be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP and may not be comparable to financial information as defined or used by other companies.

Overview

As of December 27, 2009, we owned and operated 232 and franchised an additional 420 Buffalo Wild Wings Grill & Bar® restaurants in 42 states. The restaurants have elements of both the quick casual and casual dining styles, both of which are part of a growing industry. Our long-term focus is to grow to a national chain of over 1,000 locations, continuing the strategy of developing both company-owned and franchised restaurants.

Our growth targets for 2010 are 13 to 15% unit growth and 20% net earnings growth. Our growth and success depend on several factors and trends. First, we continue to monitor and react to changes in our cost of goods sold. The costs of goods sold is difficult to predict, as it ranged from 29.3% to 30.5% of restaurant sales per quarter in 2009 and 2008, mostly due to the price fluctuation in chicken wings. We are working to counteract the volatility of chicken wing prices with the introduction of new menu items, effective marketing promotions, focused efforts on food costs and waste, and menu price increases. We will continue to monitor the cost of chicken wings, as it can significantly change our cost of sales and cash flow from company-owned restaurants. We are also exploring purchasing strategies to lessen the severity of cost increases and fluctuations, and are reviewing menu additions and other strategies that may decrease the percentage that chicken wings represent in terms of total restaurant sales. The chart below illustrates the fluctuation in chicken wing prices from quarter to quarter in the last five years.



Average Quarterly Wing Prices
2005-2009
($/lbs)
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2005
2006
2007
2008
2009
Price by Qtr

A second factor is our success developing new markets. There are inherent risks in opening new restaurants, especially in new markets, including the lack of experience, logistical support, and brand awareness in a new market. These factors may result in lower than anticipated sales and cash flow for restaurants in new markets. In 2010, we plan to develop company-owned restaurants primarily in markets where we currently have either company-owned or franchised restaurants. We believe this development focus, together with our focus on our new restaurant opening procedures, will help to mitigate the overall risk associated with opening restaurants in new markets.

Third, we will continue our focus on trends in company-owned and franchised same-store sales as an indicator of the continued acceptance of our concept by consumers. We also review the overall trend in average weekly sales as an indicator of our ability to increase the sales volume, and, therefore, cash flow per location. We remain committed to high quality operations and guest hospitality.

Our revenue is generated by:

- Sales at our company-owned restaurants, which represented 91% of total revenue in 2009. Food and nonalcoholic beverages accounted for 76% of restaurant sales. The remaining 24% of restaurant sales was from alcoholic beverages. The menu item with the highest sales volume is chicken wings at 21% of total restaurant sales.
- Royalties and franchise fees received from our franchisees.

We generate cash from the operation of our company-owned restaurants and also from franchise royalties and fees. We highlight the specific costs associated with the on-going operation of our company-owned restaurants in the statement of earnings under "Restaurant operating costs." Nearly all of our depreciation expense relates to assets used by our company-owned restaurants. Preopening costs are those costs associated with opening new company-owned restaurants and will vary annually based on the number of new locations opening. Loss on asset disposals and impairment expense is related to company-owned restaurants, and includes the write-down of underperforming locations, the costs associated with closures of locations and normal asset retirements. Certain other expenses, such as general and administrative, relate to both company-owned restaurant and franchising operations.

We operate on a 52 or 53-week fiscal year ending on the last Sunday in December. Each of the fiscal years in the five years ended December 27, 2009 were 52-week years except for the fiscal year ended December 31, 2006, which was a 53-week year.

Critical Accounting Policies and Use of Estimates

Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements, which were prepared in accordance with GAAP. Critical accounting policies are those that we believe are both important to the portrayal of our financial condition and results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

We believe that the following discussion represents our more critical accounting policies and estimates used in the preparation of our consolidated financial statements, although it is not inclusive.

Valuation of Long-Lived Assets and Store Closing Reserves

We review long-lived assets quarterly to determine if triggering events have occurred which would require a test to determine if the carrying amount of these assets may not be recoverable based on estimated future cash flows. Assets are reviewed at the lowest level for which cash flows can be identified, which is at the individual restaurant level. In the absence of extraordinary circumstances, restaurants are included in the impairment analysis after they have been open for 15 months. We evaluate the recoverability of a restaurant's long-lived assets, including leasehold improvements, equipment and fixtures over its remaining lease term, after considering the potential impact of planned operational improvements, marketing programs, and anticipated changes in the trade area. In determining future cash flows, significant estimates are made by us with respect to future operating results of each restaurant over its remaining lease term. If assets are determined to be impaired, the impairment charge is measured by calculating the amount by which the asset carrying amount exceeds its fair value based on our estimate of discounted future cash flows. The determination of asset fair value is also subject to significant judgment. During fiscal 2009 and 2008, we recognized $237,000 and $549,000, respectively, of asset impairment charges. No asset impairment charges were recognized during 2007.

In addition to the valuation of long-lived assets, we also record a store closing reserve when a restaurant is abandoned due to closure or relocation. The store closing reserve is subject to significant judgment as accruals are made for lease payments on abandoned leased facilities. Many factors, including the local business environment, other available lease sites, the willingness of lessors to negotiate lease buyouts, and the ability to sublease our sites are considered in making the accruals. We estimate future lease obligations based on these factors and evaluate quarterly the adequacy of the estimated reserve based on current market conditions. During 2009, 2008, and 2007, we recorded reserves of $31,000, $85,000, and $85,000, respectively, for restaurants that closed.

Goodwill

We review goodwill for impairment annually, or whenever circumstances change in a way which could indicate that impairment may have occurred. Goodwill is associated with a reporting unit, which we define as a number of locations within a geographic market which experience similar economic characteristics.

We identify potential goodwill impairments by using both an income and market approach, which involves comparing the fair value of the reporting unit to its carrying amount, which includes goodwill and other intangible assets. Fair value is calculated as the present value of expected future cash flows. In determining future cash flows, significant estimates are made by us with respect to future operating results of each restaurant.

If the carrying amount of the market exceeds the fair value, this is an indication that impairment may exist. We calculate the amount of the impairment by comparing the implied fair value of the assets and liabilities of the reporting unit with the carrying amount. The fair value of the reporting unit in excess of the value of the assets and liabilities is the implied fair value of the goodwill. If this amount is less than the carrying amount of goodwill, impairment is recognized for the difference. As of December 27, 2009, our analysis of the fair value of our goodwill substantially exceeded the carrying value and therefore we concluded that our goodwill was not impaired. Our analysis is based on improvement in the Las Vegas economic conditions. If such improvement does not occur, goodwill impairment could occur. No goodwill impairment charges were recognized during 2009, 2008, or 2007.

Vendor Allowances

Vendor allowances include allowances and other funds received from vendors. Certain of these funds are determined based on various quantitative contract terms. We also receive vendor allowances from certain manufacturers and distributors calculated based upon purchases made by franchisees. Amounts that represent a reimbursement of costs incurred, such as advertising, are recorded as a reduction of the related expense. Amounts that represent a reduction of inventory purchase costs are recorded as a reduction of inventoriable costs. We record an estimate of earned vendor allowances that are calculated based upon monthly purchases. We generally receive payment from vendors approximately 30 days after the end of a month for that month's purchases. During fiscal 2009, 2008, and 2007, vendor allowances were recorded as a reduction in inventoriable costs, and cost of sales was reduced by $6.0 million, $5.2 million, and $4.6 million, respectively.

Revenue Recognition—Franchise Operations

Our franchise agreements have terms ranging from 10 to 20 years. These agreements also convey extension terms of 5 or 10 years depending on contract terms and if certain conditions are met. We provide training, preopening assistance and restaurant operating assistance in exchange for area development fees, franchise fees and royalties of 5% of the franchised restaurant's sales. Franchise fee revenue from individual franchise sales is recognized upon the opening of the restaurant when we have performed all of our material obligations and initial services. Area development fees are dependent upon the number of restaurants granted in the agreement as are our obligations under the area development agreement. Consequently, as our obligations are met, area development fees are recognized in relation to the expenses incurred with the opening of each new restaurant and any royalty-free periods. Royalties are accrued as earned and are calculated each period based on reported franchisees' sales.

Self-Insurance Liability

We are self-insured for a significant portion of our risks and associated liabilities with respect to workers' compensation, general liability, and employee health benefits. The accrued liabilities associated with these programs are based on our estimate of the ultimate costs to settle known claims as well as claims that may have arisen but have not yet been reported to us as of the balance sheet date. Our estimated liabilities are not discounted and are based on information provided by our insurance brokers and insurers, combined with our judgments regarding a number of assumptions and factors, including the frequency and severity of claims, and claims development history. We maintain stop-loss coverage with third-party insurers to limit our total exposure for each of these programs. Significant judgment is required to estimate claims incurred but not reported as parties have yet to assert such claims. If actual claims trends, including the frequency or severity of claims, differ from our estimates, our financial results could be impacted.

Stock-Based Compensation

We account for stock-based compensation in accordance with the fair value recognition provisions, under which we use the Black-Scholes-Merton pricing model, which requires the input of subjective assumptions. These assumptions include the expected life of the options, expected volatility over the expected term, the risk-free interest rate, and the expected forfeitures.

Compensation expense for restricted stock units is recognized for the expected number of shares vesting at the end of each annual period. Restricted stock units granted in 2008 are subject to cumulative one-year, two-year, and three-year net earnings targets. The number of units that vest each year is based on performance against those targets. The expense recognized in the first year includes the full expense for units vesting at the end of the first year, half of the expense for units vesting at the end of the second year, and a third of the expense for units vesting at the end of the third year. Restricted stock units granted in 2009 are subject to three-year cliff vesting and a cumulative three-year earnings target. For both of these restricted stock unit grants, significant assumptions are made to estimate the expected net earnings levels for future years.

Results of Operations

Our operating results for 2009, 2008, and 2007 are expressed below as a percentage of total revenue, except for the components of restaurant operating costs, which are expressed as a percentage of restaurant sales.

	Fiscal Years Ended		
	Dec. 27, 2009	Dec. 28, 2008	Dec. 30, 2007
Revenue:			
Restaurant sales	90.7%	89.9%	88.8%
Franchising royalties and fees	9.3	10.1	11.2
Total revenue	100.0	100.0	100.0
Costs and expenses:			
Restaurant operating costs:			
Cost of sales	30.2	29.8	30.8
Labor	30.0	30.2	30.0
Operating	15.6	15.9	16.4
Occupancy	6.6	6.6	6.8
Depreciation and amortization	6.1	5.6	5.2
General and administrative	9.2	9.5	10.8
Preopening	1.4	1.9	1.4
Loss on asset disposals and impairment	0.4	0.5	0.3
Total costs and expenses	91.8	91.6	92.2
Income from operations	8.2	8.4	7.8
Investment income	0.2	0.2	0.9
Earnings before income taxes	8.4	8.6	8.7
Income tax expense	2.7	2.8	2.7
Net earnings	5.7%	5.8%	6.0%

The number of company-owned and franchised restaurants open are as follows:

	As of		
	Dec. 27, 2009	Dec. 28, 2008	Dec. 30, 2007
Company-owned restaurants	232	197	161
Franchised restaurants	420	363	332

The restaurant sales for company-owned and franchised restaurants are as follows (in thousands of dollars):

	Fiscal Years Ended		
	Dec. 27, 2009	Dec. 28, 2008	Dec. 30, 2007
Company-owned restaurant sales	$488,702	379,686	292,824
Franchised restaurant sales	992,043	849,753	724,486

Increases in comparable same-store sales are as follows (based on restaurants operating at least fifteen months):

	Fiscal Years Ended		
	Dec. 27, 2009	Dec. 28, 2008	Dec. 30, 2007
Company-owned same-store sales	3.1%	5.9%	6.9%
Franchised same-store sales	3.4	2.8	3.9

The annual average price paid per pound for chicken wings for company-owned restaurants is as follows:

	Fiscal Years Ended		
	Dec. 27, 2009	Dec. 28, 2008	Dec. 30, 2007
Annual average price per pound	$1.70	1.22	1.28

Fiscal Year 2009 Compared to Fiscal Year 2008

Restaurant sales increased by $109.0 million, or 28.7%, to $488.7 million in 2009 from $379.7 million in 2008. The increase in restaurant sales was due to a $97.9 million increase associated with the opening of 36 new company-owned restaurants in 2009, nine restaurants acquired from our franchisee in Nevada in 2008, and the 52 company-owned restaurants opened before 2009 that did not meet the criteria for same-store sales for all, or part, of the year and $11.1 million related to a 3.1% increase in same-store sales.

Franchise royalties and fees increased by $7.5 million, or 17.5%, to $50.2 million in 2009 from $42.7 million in 2008. The increase was due primarily to additional royalties collected from the 59 new franchised restaurants that opened in 2009 and a full year of operations for the 46 franchised restaurants that opened in 2008. Same-store sales for franchised restaurants increased 3.4%.

Cost of sales increased by $34.4 million, or 30.4%, to $147.7 million in 2009 from $113.3 million in 2008 due primarily to more restaurants being operated in 2009. Cost of sales as a percentage of restaurant sales increased to 30.2% in 2009 from 29.8% in 2008. The increase in cost of sales as a percentage of restaurant sales was primarily due to the increase in chicken wing prices partially offset by the leverage of food and alcohol costs as a result of menu price increases. Chicken wing costs rose to $1.70 per pound in 2009 from $1.22 per pound in 2008.

Labor expenses increased by $31.9 million, or 27.9%, to $146.6 million in 2009 from $114.6 million in 2008 due primarily to more restaurants being operated in 2009. Labor expenses as a percentage of restaurant sales decreased to 30.0% in 2009 compared to 30.2% in 2008. Labor costs in our restaurants were lower than prior year due to restaurants having lower hourly labor costs which were partially offset by higher medical costs.

Operating expenses increased by $16.2 million, or 26.8%, to $76.4 million in 2009 from $60.2 million in 2008 due primarily to more restaurants being operated in 2009. Operating expenses as a percentage of restaurant sales decreased to 15.6% in 2009 from 15.9% in 2008. The decrease in operating expenses as a percentage of restaurant sales was primarily due to lower natural gas and utility costs partially offset by higher general liability insurance costs.

Occupancy expenses increased by $7.2 million, or 28.6%, to $32.4 million in 2009 from $25.2 million in 2008 due primarily to more restaurants being operated in 2009. Occupancy expenses as a percentage of restaurant sales was flat at 6.6% for both 2009 and 2008.

Depreciation and amortization increased by $9.0 million, or 38.0%, to $32.6 million in 2009 from $23.6 million in 2008. The increase was primarily due to the additional depreciation on 36 new restaurants in 2009 and 40 new restaurants opened in 2008 and operated for a full year in 2009.

General and administrative expenses increased by $9.3 million, or 23.0%, to $49.4 million in 2009 from $40.2 million in 2008. General and administrative expenses as a percentage of total revenue decreased to 9.2% in 2009 from 9.5% in 2008. Exclusive of stock-based compensation, our general and administrative expenses decreased to 8.0% of total revenue in 2009 from 8.3% in 2008. This decrease was primarily due better leverage of our wage-related expenses.

Preopening costs decreased by $228,000, or 2.9%, to $7.7 million in 2009 from $7.9 million in 2008. In 2009, we incurred costs of $7.4 million for 36 new company-owned restaurants opened in 2009 and costs of $242,000 for restaurants opening in 2010. In 2008, we opened 31 new company-owned restaurants, incurred costs of approximately $490,000 for restaurants opening in 2009, and incurred $197,000 related to the acquisition of the nine franchised restaurants located in Nevada. Average preopening cost per restaurant in 2009 was $220,000. Preopening costs for 2008 averaged $203,000 per restaurant, excluding the eight Don Pablo's conversions which averaged $316,000.

Loss on asset disposals and impairment decreased by $155,000 to $1.9 million in 2009 from $2.1 million in 2008. The expense in 2009 represented the asset impairment of one underperforming restaurant of $237,000, closure costs for one restaurant of $31,000, and $1.6 million for the write-off of miscellaneous equipment. The expense in 2008 represented the asset impairment of one relocated restaurant of $395,000 and two underperforming restaurants of $154,000, the closure costs for three relocated restaurants of $85,000, and $1.4 million for the write-off of miscellaneous equipment.

Investment income increased by $107,000 to $1.1 million in 2009 from $970,000 in 2008. The majority of our investments were in short-term municipal securities. The increase in investment income was primarily due to higher rates of return on our investments related to our deferred compensation plan partially offset by lower rates of return on our cash and marketable securities balances. Cash and marketable securities balances at the end of the year were $53.2 million in 2009 compared to $44.5 million in 2008.

Provision for income taxes increased $2.8 million to $14.8 million in 2009 from $11.9 million in 2008. The effective tax rate as a percentage of income before taxes decreased to 32.5% in 2009 from 32.8% in 2008. The rate decrease was primarily due to higher employee related federal tax credits offset partially by a reduction in tax exempt interest income. For 2010, we believe our effective tax rate will be between 32.5% and 33.5%.

Fiscal Year 2008 Compared to Fiscal Year 2007

Restaurant sales increased by $86.9 million, or 29.7%, to $379.7 million in 2008 from $292.8 million in 2007. The increase in restaurant sales was due to a $70.6 million increase associated with the opening of 40 new company-owned restaurants in 2008, which includes eight locations acquired from Avado Brands, Inc. and nine restaurants acquired from our franchisee in Nevada, and the 34 company-owned restaurants opened before 2008 that did not meet the criteria for same-store sales for all, or part, of the year. A 5.9% increase in same-store sales accounted for $16.3 million of the increase in restaurant sales.

Franchise royalties and fees increased by $5.9 million, or 16.0%, to $42.7 million in 2008 from $36.8 million in 2007. The increase was due primarily to additional royalties collected from the 46 new franchised restaurants that opened in 2008 and a full year of operations for the 46 franchised restaurants that opened in 2007. Same-store sales for franchised restaurants increased 2.8%.

Cost of sales increased by $23.2 million, or 25.8%, to $113.3 million in 2008 from $90.1 million in 2007 due primarily to more restaurants being operated in 2008. Cost of sales as a percentage of restaurant sales decreased to 29.8% in 2008 from 30.8% in 2007. The decrease in cost of sales as a percentage of restaurant sales was primarily due to the leverage of food and alcohol costs as a result of menu price increases and lower chicken wing prices. Chicken wing costs dropped to $1.22 per pound in 2008 from $1.28 per pound in 2007. Also, boneless wings sales increased in 2008 as a part of our menu mix, providing better margins and a corresponding lower cost of sales percentage.

Labor expenses increased by $26.8 million, or 30.6%, to $114.6 million in 2008 from $87.8 million in 2007 due primarily to more restaurants being operated in 2008. Labor expenses as a percentage of restaurant sales increased to 30.2% in 2008 compared to 30.0% in 2007. Labor costs in our restaurants were higher than prior year due to restaurants having higher management salaries which were partially offset by lower workers' compensation costs.

Operating expenses increased by $12.2 million, or 25.5%, to $60.2 million in 2008 from $48.0 million in 2007 due primarily to more restaurants being operated in 2008. Operating expenses as a percentage of restaurant sales decreased to 15.9% in 2008 from 16.4% in 2007. The decrease in operating expenses as a percentage of restaurant sales was primarily due to lower repair and maintenance costs and general liability insurance costs offset by higher natural gas hedging cost for future months.

Occupancy expenses increased by $5.2 million, or 25.9%, to $25.2 million in 2008 from $20.0 million in 2007 due primarily to more restaurants being operated in 2008. Occupancy expenses as a percentage of restaurant sales decreased to 6.6% in 2008 from 6.8% in 2007, primarily due to better leverage of rent expense with the higher sales levels.

Depreciation and amortization increased by $6.6 million, or 39.1%, to $23.6 million in 2008 from $17.0 million in 2007. The increase was primarily due to the additional depreciation on 40 new restaurants in 2008 and 23 new restaurants opened in 2007 and operated for a full year in 2008. Accelerated depreciation related to three restaurants which were relocated due to the Avado Brands, Inc. site acquisitions also contributed to the increase.

General and administrative expenses increased by $4.4 million, or 12.3%, to $40.2 million in 2008 from $35.7 million in 2007. General and administrative expenses as a percentage of total revenue decreased to 9.5% in 2008 from 10.8% in 2007. Exclusive of stock-based compensation, our general and administrative expenses decreased to 8.3% of total revenue in 2008 from 9.7% in 2007. This decrease was primarily due to lower professional fees, conference costs, and better leverage of our wage-related expenses.

Preopening costs increased by $3.4 million, or 75.4%, to $7.9 million in 2008 from $4.5 million in 2007. In 2008, we opened 31 new company-owned restaurants, incurred costs of approximately $490,000 for restaurants opening in 2009, and incurred $197,000 related to the acquisition of the nine franchised restaurants located in Nevada. In 2007, we opened 23 new company-owned restaurants and incurred cost of approximately $47,000 for restaurants opening in 2008. Average preopening cost per restaurant in 2008 was $203,000, excluding the eight Don Pablo's conversions which averaged $316,000. Preopening costs for 2007 averaged $195,000 per restaurant.

Loss on asset disposals and impairment increased by $1.1 million to $2.1 million in 2008 from $987,000 in 2007. The expense in 2008 represented the asset impairment of one relocated restaurant of $395,000 and two underperforming restaurants of $154,000, the closure costs for three relocated restaurants of $85,000, and $1.4 million for the write-off of miscellaneous equipment. During 2007 we closed one underperforming restaurant in North Carolina resulting in store closing costs and a write-down of equipment costs for $183,000. The remaining 2007 expense was for write-off of miscellaneous equipment.

Investment income decreased by $1.9 million to $970,000 in 2008 from $2.9 million in 2007. The majority of our investments were in short-term municipal securities. The decrease in investment income was primarily due to lower rates of return on investments and lower overall cash and marketable securities balances. Cash and marketable securities balances at the end of the year were $44.5 million in 2008 compared to $68.0 million in 2007.

Provision for income taxes increased $3.1 million to $11.9 million in 2008 from $8.9 million in 2007. The effective tax rate as a percentage of income before taxes increased to 32.8% in 2008 from 31.1% in 2007. The rate increase was primarily due to a reduction in tax exempt interest income.

Liquidity and Capital Resources

Our primary liquidity and capital requirements have been for new restaurant construction, remodeling and maintaining our existing company-owned restaurants, working capital, acquisitions, and other general business needs. We fund these expenses, except for acquisitions, primarily with cash from operations. Depending on the size of the transaction, acquisitions would generally be funded from cash and marketable securities balances. The cash and marketable securities balance at December 27, 2009 was $53.2 million. We invest our cash balances in debt securities with the focus on protection of principal, adequate liquidity and return on investment based on risk. As of December 27, 2009, nearly all excess cash was invested in high quality municipal securities.

During fiscal 2009, 2008, and 2007, net cash provided by operating activities was $79.3 million, $66.1 million, and $43.6 million, respectively. Net cash provided by operating activities in 2009 consisted primarily of net earnings adjusted for non-cash expenses and an increase in accrued expenses partially offset by an increase in accounts receivable and trading securities. The increase in accrued expenses was primarily due to increased payroll related costs including wages, incentive compensation, and deferred compensation costs. The increase in accounts receivable was primarily due to the timing of payments received related to credit cards and royalties which was affected by the Christmas holiday. The increase in trading securities was due to additional contributions to the Management Deferred Compensation Plan.

Net cash provided by operating activities in 2008 consisted primarily of net earnings adjusted for non-cash expenses and an increase in accounts payable, and accrued expenses, and a decrease in refundable income taxes. The increase in accounts payable was primarily due to the larger number of restaurants in operation, the amount of construction activity at the end of 2008, and the timing of payments. The increase in accrued expenses was due primarily to higher utility accruals and losses related to future natural gas contracts. The decrease in refundable income taxes was due to the timing of tax payments.

Net cash provided by operating activities in 2007 consisted primarily of net earnings adjusted for non-cash expenses and an increase in accounts payable and accrued expenses partially offset by an increase in accounts receivable, prepaid expenses, and income tax receivables. The increase in accounts payable is relative to the growth in the number of company-owned restaurants. The increase in accrued expenses was due primarily to the growth in the number of company-owned restaurants, and a higher gift card liability due to strong fourth quarter gift card sales. The increase in accounts receivable was primarily due to higher credit card receivables and landlord receivables for tenant improvements. The increase in prepaid expense is primarily due to the timing of payments related to our self insurance programs. The increase in income tax receivables was due to the timing of payments.

Net cash used in investing activities for 2009, 2008, and 2007, was $79.2 million, $60.1 million, and $54.7 million, respectively. Investing activities included purchases of property and equipment related to the opening of new company-owned restaurants and restaurants under construction in all periods. In 2009 we opened 36 new restaurants. In 2008 we purchased nine franchised locations in Nevada for $23.1 million and opened 31 new restaurants. In 2007 we opened 23 new restaurants. In 2010, we expect capital expenditures for approximately 42 new or relocated company-owned restaurants to cost approximately $1.75 million per location, and expenditures of approximately $20 million for the upgrades and remodels of existing restaurants. In 2009, we purchased $57.0 million of marketable securities and received proceeds of $51.6 million as investments in marketable securities matured or were sold. In 2008, we purchased $116.3 million of marketable securities and received proceeds of $146.6 million as investments in marketable securities matured or were sold. In 2007, we purchased $158.2 million of marketable securities and received proceeds of $144.8 million as investments in marketable securities matured.

Net cash provided by financing activities for 2009, 2008, and 2007, was $1.1 million, $853,000, and $873,000, respectively. Net cash provided by financing activities for 2009 resulted primarily from the issuance of common stock for options exercised and employee stock purchases of $1.2 million and excess tax benefits for restricted stock unit issuances of $1.5 million partially offset by tax payments for restricted stock units of $1.5 million. Net cash provided by financing activities for 2008 resulted from the issuance of common stock for options exercised and employee stock purchases of $1.2 million and excess tax benefits for restricted stock unit issuances of $615,000 partially offset by tax payments for restricted stock units of $989,000. Net cash provided by financing activities for 2007 resulted primarily from the issuance of common stock for options exercised and employee stock purchases of $1.4 million and excess tax benefits for restricted stock unit issuances of $1.0 million partially offset by tax payments for restricted stock units of $1.6 million. No additional funding from the issuance of common stock (other than from the exercise of options and employee stock purchases) is anticipated in 2010.

Our liquidity is impacted by minimum cash payment commitments resulting from operating lease obligations for our restaurants and our corporate offices. Lease terms are generally 10 to 15 years with renewal options and generally require us to pay a proportionate share of real estate taxes, insurance, common area maintenance and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds. We own the buildings in which 31 of our restaurants operate and therefore have a very limited ability to enter into sale-leaseback transactions as a potential source of cash.

The following table presents a summary of our contractual operating lease obligations and commitments as of December 27, 2009:

		Payments Due By Period (in thousands)			
	Total	Less than one year	1-3 years	3-5 years	After 5 years
Operating lease obligations	$240,869	28,521	53,734	48,119	110,495
Commitments for restaurants under development	34,477	1,379	5,073	5,134	22,891
Total	$275,346	29,900	58,807	53,253	133,386

We believe the cash flows from our operating activities and our balance of cash and marketable securities will be sufficient to fund our operations and building commitments and meet our obligations in the foreseeable future. Our future cash outflows related to income tax uncertainties amounts to $566,000. These amounts are excluded from the contractual obligations table due to the high degree of uncertainty regarding the timing of these liabilities.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." SFAS No. 168 approved the FASB Accounting Standards Codification (the Codification) as the single source of authoritative nongovernmental GAAP. All existing accounting standard documents, such as FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission, have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become nonauthoritative. The Codification is effective for interim or annual periods ending after September 15, 2009. There have been no changes to the content of our financial statements or disclosures as a result of implementing the Codification during the year ended December 27, 2009. However, as a result of implementation of the Codification, previous references to new accounting standards and literature are no longer applicable. In order to ease the transition to the Codification, we are providing the Codification cross-reference alongside the references to the standards issued and adopted prior to the adoption of the Codification. All future references to authoritative accounting literature in our consolidated financial statements will be referenced in accordance with the Codification.

Impact of Inflation

In the last three years we have not operated in a period of high general inflation; however, the cost of commodities, labor and certain utilities have generally increased or experienced price volatility. Our restaurant operations are subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits. Significant numbers of our food service and preparation personnel are paid at rates related to the federal and/or state minimum wage and, accordingly, increases in the minimum wage have increased our labor costs in the last three years. In addition, costs associated with our operating leases, such as taxes, maintenance, repairs and insurance, are often subject to upward pressure. To the extent permitted by competition, we have mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years.

Quarterly Results of Operations

The following table sets forth, by quarter, the unaudited quarterly results of operations for the two most recent years, as well as the same data expressed as a percentage of our total revenue for the periods presented. Restaurant operating costs are expressed as a percentage of restaurant sales. The information for each quarter is unaudited and we have prepared it on the same basis as the audited financial statements appearing elsewhere in this document. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results. All amounts, except per share amounts, are expressed in thousands.

Quarterly and annual operating results may fluctuate significantly as a result of a variety of factors, including increases or decreases in same-store sales, changes in chicken wing prices, the timing and number of new restaurant openings and their related expenses, asset impairment charges, store closing charges, general economic conditions and seasonal fluctuations.

Results of Quarterly Operations (unaudited)

	Mar. 30, 2008	Jun. 29, 2008	Sep. 28, 2008	Dec. 28, 2008	Mar. 29, 2009	Jun. 28, 2009	Sep. 27, 2009	Dec. 27, 2009
Revenue:								
Restaurant sales	$86,896	87,462	95,492	109,836	119,424	117,763	120,290	131,225
Franchise royalties and fees	10,366	10,406	10,582	11,377	12,131	11,859	12,451	13,781
Total revenue	97,262	97,868	106,074	121,213	131,555	129,622	132,741	145,006
Costs and expenses:								
Restaurant operating costs:								
Cost of sales	26,415	26,248	28,422	32,181	36,208	35,922	35,809	39,720
Labor	25,858	27,020	29,289	32,442	35,549	36,056	36,369	38,581
Operating	13,275	13,857	15,675	17,398	17,987	17,966	19,416	20,989
Occupancy	5,697	5,902	6,273	7,285	7,594	7,924	8,256	8,588
Depreciation and amortization	5,239	5,510	5,971	6,902	7,495	7,888	8,267	8,955
General and administrative	9,341	9,047	10,684	11,079	11,420	11,773	12,943	13,268
Preopening	1,185	1,758	2,476	2,511	2,409	1,673	1,149	2,471
Loss on asset disposals and impairment	753	385	930	15	175	272	842	639
Total costs and expenses	87,763	89,727	99,720	109,813	118,837	119,474	123,051	133,211
Income from operations	9,499	8,141	6,354	11,400	12,718	10,148	9,690	11,795
Investment income (loss)	432	400	264	(126)	76	413	379	209
Earnings before income taxes	9,931	8,541	6,618	11,274	12,794	10,561	10,069	12,004
Income tax expense	3,406	2,926	2,050	3,547	4,308	3,586	3,197	3,666
Net earnings	$ 6,525	5,615	4,568	7,727	8,486	6,975	6,872	8,338
Earnings per common share—basic	$ 0.37	0.32	0.26	0.43	0.47	0.39	0.38	0.46
Earnings per common share—diluted	$ 0.36	0.31	0.25	0.43	0.47	0.39	0.38	0.46
Weighted average shares outstanding—basic	17,766	17,810	17,823	17,854	17,980	17,999	18,024	18,038
Weighted average shares outstanding—diluted	17,877	17,906	17,920	18,011	18,041	18,070	18,098	18,208

Results of Quarterly Operations (unaudited)

	Mar. 30, 2008	Jun. 29, 2008	Sep. 28, 2008	Dec. 28, 2008	Mar. 29, 2009	Jun. 28, 2009	Sep. 27, 2009	Dec. 27, 2009
Revenue:								
Restaurant sales	89.3%	89.4%	90.0%	90.6%	90.8%	90.9%	90.6%	90.5%
Franchise royalties and fees	10.7	10.6	10.0	9.4	9.2	9.1	9.4	9.5
Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Costs and expenses:								
Restaurant operating costs:								
Cost of sales	30.4	30.0	29.8	29.3	30.3	30.5	29.8	30.3
Labor	29.8	30.9	30.7	29.5	29.8	30.6	30.2	29.4
Operating	15.3	15.8	16.4	15.8	15.1	15.3	16.1	16.0
Occupancy	6.6	6.7	6.6	6.6	6.4	6.7	6.9	6.5
Depreciation and amortization	5.4	5.6	5.6	5.7	5.7	6.1	6.2	6.2
General and administrative	9.6	9.2	10.1	9.1	8.7	9.1	9.8	9.1
Preopening	1.2	1.8	2.3	2.1	1.8	1.3	0.9	1.7
Loss on asset disposals and impairment	0.8	0.4	0.9	0.0	0.1	0.2	0.6	0.4
Total costs and expenses	90.2	91.7	94.0	90.6	90.3	92.2	92.7	91.9
Income from operations	9.8	8.3	6.0	9.4	9.7	7.8	7.3	8.1
Investment income (loss)	0.4	0.4	0.2	(0.1)	0.1	0.3	0.3	0.1
Earnings before income taxes	10.2	8.7	6.2	9.3	9.7	8.1	7.6	8.3
Income tax expense	3.5	3.0	1.9	2.9	3.3	2.8	2.4	2.5
Net earnings	6.7%	5.7%	4.3%	6.4%	6.5%	5.4%	5.2%	5.8%

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk related to our cash and cash equivalents and marketable securities. We invest our excess cash in highly liquid short-term investments with maturities of less than one year. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our cash and cash equivalents and marketable securities and, therefore, impact our cash flows and results of operations. We also have trading securities, which are held to generate returns that seek to offset changes in liabilities related to the equity market risk of our deferred compensation arrangements.

Financial Instruments

Financial instruments that potentially subject us to concentrations of credit risk consist principally of municipal securities. We do not believe there is a significant risk of non-performance by these municipalities because of our investment policy restrictions as to acceptable investment vehicles.

Inflation

The primary inflationary factors affecting our operations are food, labor, and restaurant operating costs. Substantial increases in these costs could impact operating results to the extent that such increases cannot be passed along through higher menu prices. A large number of our restaurant personnel are paid at rates based on the applicable federal and state minimum wages, and increases in the minimum wage rates and tip-credit wage rates could directly affect our labor costs. Many of our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are generally subject to inflationary increases.

Commodity Price Risk

Many of the food products purchased by us are affected by weather, production, availability and other factors outside our control. We believe that almost all of our food and supplies are available from several sources, which helps to control food product risks. We negotiate directly with independent suppliers for our supply of food and paper products. We use members of UniPro Food Services, Inc., a national cooperative of independent food distributors, to distribute these products from the suppliers to our restaurants. We have minimum purchase requirements with some of our vendors, but the terms of the contracts and nature of the products are such that our purchase requirements do not create a market risk. The primary food product used by company-owned and franchised restaurants is chicken wings. We work to counteract the effect of the volatility of chicken wing prices, which can significantly change our cost of sales and cash flow, with the introduction of new menu items, effective marketing promotions, focused efforts on food costs and waste, and menu price increases. We also explore purchasing strategies to reduce the severity of cost increases and fluctuations. We currently purchase our chicken wings at market prices. If a satisfactory long-term price agreement for chicken wings were to arise, we would consider locking in prices to reduce our price volatility. Chicken wing prices in 2009 averaged 39.3% higher than 2008 as the average price per pound increased to $1.70 in 2009 from $1.22 in 2008. If there is a significant rise in the price of chicken wings, and we are unable to successfully adjust menu prices or menu mix or otherwise make operational adjustments to account for the higher wing prices, our operating results could be adversely affected. Chicken wings accounted for approximately 25%, 21%, and 24% of our cost of sales in 2009, 2008, and 2007, respectively, with an annual average price per pound of $1.70, $1.22, and $1.28, respectively. A 10% increase in chicken wing costs during 2009, would have increased restaurant cost of sales by approximately $3.8 million for fiscal 2009. Additional information related to chicken wing prices and our approaches to managing the volatility thereof is included in Item 7 under "Results of Operations."

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

For supplemental information regarding quarterly results of operations, refer to Item 7, "Results of Quarterly Operations."

BUFFALO WILD WINGS, INC.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Buffalo Wild Wings, Inc.:

We have audited the accompanying consolidated balance sheets of Buffalo Wild Wings, Inc. and subsidiaries (the "Company") as of December 27, 2009 and December 28, 2008, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the fiscal years in the three-year period ended December 27, 2009. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule for each of the fiscal years in the three-year period ended December 27, 2009. We also have audited Buffalo Wild Wings, Inc.'s internal control over financial reporting as of December 27, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Buffalo Wild Wings, Inc.'s management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on the Company's internal control over financial reporting, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buffalo Wild Wings Inc. and subsidiaries as of December 27, 2009 and December 28, 2008, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 27, 2009, in conformity with U.S. generally accepted accounting principles. In our opinion, the accompanying financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Buffalo Wild Wings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 27, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Minneapolis, Minnesota
February 25, 2010

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 27, 2009 and December 28, 2008

(Dollar amounts in thousands)

	December 27, 2009	December 28, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 9,580	8,347
Marketable securities	43,632	36,157
Accounts receivable—franchisees, net of allowance of $25	2,118	895
Accounts receivable—other	7,383	5,759
Inventory	3,644	3,104
Prepaid expenses	2,972	3,294
Refundable income taxes	1,872	1,611
Deferred income taxes	2,938	1,731
Restricted assets	24,384	7,670
Total current assets	98,523	68,568
Property and equipment, net	189,639	154,432
Other assets	9,665	9,846
Goodwill	11,246	10,972
Total assets	$309,073	243,818
Liabilities and Stockholders' Equity		
Current liabilities:		
Unearned franchise fees	$ 2,706	2,514
Accounts payable	13,436	16,691
Accrued compensation and benefits	19,554	14,155
Accrued expenses	6,540	7,116
Current portion of deferred lease credits	84	56
System-wide payables	24,384	7,670
Total current liabilities	66,704	48,202
Long-term liabilities:		
Other liabilities	1,422	1,270
Deferred income taxes	14,940	8,916
Deferred lease credits, net of current portion	16,174	13,837
Total liabilities	99,240	72,225
Commitments and contingencies (notes 6 and 16)		
Stockholders' equity:		
Undesignated stock, 1,000,000 shares authorized	—	—
Common stock, no par value. Authorized 44,000,000 shares; issued and outstanding 18,054,375 and 17,887,271, respectively	93,887	86,318
Retained earnings	115,946	85,275
Total stockholders' equity	209,833	171,593
Total liabilities and stockholders' equity	$309,073	243,818

See accompanying notes to consolidated financial statements.

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

Fiscal years ended December 27, 2009, December 28, 2008, and December 30, 2007

(Amounts in thousands except per share data)

	Fiscal years ended		
	December 27, 2009	December 28, 2008	December 30, 2007
Revenue:			
Restaurant sales	$488,702	379,686	292,824
Franchise royalties and fees	50,222	42,731	36,828
Total revenue	538,924	422,417	329,652
Costs and expenses:			
Restaurant operating costs:			
Cost of sales	147,659	113,266	90,065
Labor	146,555	114,609	87,784
Operating	76,358	60,205	47,974
Occupancy	32,362	25,157	19,986
Depreciation and amortization	32,605	23,622	16,987
General and administrative(1)	49,404	40,151	35,740
Preopening	7,702	7,930	4,520
Loss on asset disposals and impairment	1,928	2,083	987
Total costs and expenses	494,573	387,023	304,043
Income from operations	44,351	35,394	25,609
Investment income	1,077	970	2,909
Earnings before income taxes	45,428	36,364	28,518
Income tax expense	14,757	11,929	8,864
Net earnings	$ 30,671	24,435	19,654
Earnings per common share—basic	$ 1.70	1.37	1.12
Earnings per common share—diluted	$ 1.69	1.36	1.10
Weighted average shares outstanding—basic	18,010	17,813	17,554
Weighted average shares outstanding—diluted	18,177	17,995	17,833

(1) Includes stock-based compensation of $6,490, $4,900, and $3,755, respectively

See accompanying notes to consolidated financial statements.

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Fiscal years ended December 27, 2009, December 28, 2008, and December 30, 2007

(Dollar amounts in thousands)

	Common Stock		Retained Earnings	Total
	Shares	Amount		
Balance at December 31, 2006	17,268,016	$75,030	$ 41,186	$116,216
Net earnings	—	—	19,654	19,654
Shares issued under employee stock purchase plan	30,791	685	—	685
Shares issued from restricted stock units	168,952	—	—	—
Units effectively repurchased for required employee withholding taxes	(52,176)	(413)	—	(413)
Exercise of stock options	241,437	761	—	761
Tax benefit from stock issued	—	1,007	—	1,007
Stock-based compensation	—	3,755	—	3,755
Balance at December 30, 2007	17,657,020	80,825	60,840	141,665
Net earnings	—	—	24,435	24,435
Shares issued under employee stock purchase plan	43,948	905	—	905
Shares issued from restricted stock units	153,891	—	—	—
Units effectively repurchased for required employee withholding taxes	(45,320)	(1,249)	—	(1,249)
Exercise of stock options	77,732	322	—	322
Tax benefit from stock issued	—	615	—	615
Stock-based compensation	—	4,900	—	4,900
Balance at December 28, 2008	17,887,271	86,318	85,275	171,593
Net earnings	—	—	30,671	30,671
Shares issued under employee stock purchase plan	48,237	1,096	—	1,096
Shares issued from restricted stock units	155,394	—	—	—
Units effectively repurchased for required employee withholding taxes	(49,633)	(1,553)	—	(1,553)
Exercise of stock options	13,106	83	—	83
Tax benefit from stock issued	—	1,453	—	1,453
Stock-based compensation	—	6,490	—	6,490
Balance at December 27, 2009	18,054,375	$93,887	$115,946	$209,833

See accompanying notes to consolidated financial statements.

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal years ended December 27, 2009, December 28, 2008, and December 30, 2007

(Dollar amounts in thousands)

	Fiscal years ended		
	December 27, 2009	December 28, 2008	December 30, 2007
Cash flows from operating activities:			
Net earnings	$ 30,671	24,435	19,654
Adjustments to reconcile net earnings to cash provided by operations:			
Depreciation	31,993	23,415	16,987
Amortization	612	207	(54)
Loss on asset disposals and impairment	1,928	2,083	987
Deferred lease credits	2,181	1,955	2,374
Deferred income taxes	4,817	6,322	(894)
Stock-based compensation	6,490	4,900	3,755
Excess tax benefit from stock issuance	(1,453)	(615)	(1,007)
Change in operating assets and liabilities, net of effect of acquisition:			
Trading securities	(2,051)	23	(302)
Accounts receivable	(2,663)	375	(1,183)
Inventory	(540)	(473)	(595)
Prepaid expenses	322	(152)	(2,008)
Other assets	(490)	(608)	(600)
Unearned franchise fees	192	198	(31)
Accounts payable	1,150	809	3,683
Income taxes	1,192	890	(1,143)
Accrued expenses	4,935	2,343	3,956
Net cash provided by operating activities	79,286	66,107	43,579
Cash flows from investing activities:			
Acquisition of property and equipment	(73,748)	(67,396)	(41,359)
Purchase of marketable securities	(57,024)	(116,259)	(158,170)
Proceeds of marketable securities	51,600	146,592	144,842
Acquisition of franchised restaurants	—	(23,071)	—
Net cash used in investing activities	(79,172)	(60,134)	(54,687)
Cash flows from financing activities:			
Issuance of common stock	1,179	1,227	1,446
Excess tax benefit from stock issuance	1,453	615	1,007
Tax payments for restricted stock	(1,513)	(989)	(1,580)
Net cash provided by financing activities	1,119	853	873
Net increase (decrease) in cash and cash equivalents	1,233	6,826	(10,235)
Cash and cash equivalents at beginning of year	8,347	1,521	11,756
Cash and cash equivalents at end of year	$ 9,580	8,347	1,521

See accompanying notes to consolidated financial statements.

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 27, 2009 and December 28, 2008
(Dollar amounts in thousands, except per-share amounts)

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

References in these financial statement footnotes to "company", "we", "us", and "our" refer to the business of Buffalo Wild Wings, Inc. and our subsidiaries. We were organized for the purpose of operating Buffalo Wild Wings® restaurants, as well as selling Buffalo Wild Wings restaurant franchises. In exchange for the initial and continuing franchise fees received, we give franchisees the right to use the name Buffalo Wild Wings. We operate as a single segment for reporting purposes.

At December 27, 2009, December 28, 2008, and December 30, 2007, we operated 232, 197, and 161 company-owned restaurants, respectively, and had 420, 363, and 332 franchised restaurants, respectively.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Buffalo Wild Wings, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(c) Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Fiscal Year

We utilize a 52- or 53-week accounting period that ends on the last Sunday in December. The fiscal years ended December 27, 2009, December 28, 2008 and December 30, 2007, comprised 52 weeks.

(e) Subsequent Events

In preparing the accompanying financial statements, we have evaluated subsequent events through February 25, 2010, the issuance date of this Annual Report on Form 10-K. We have determined that no events or transactions have occurred subsequent to December 27, 2009 which require recognition or disclosure in the financial statements.

(f) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

(g) Marketable Securities

Marketable securities consist of available-for-sale securities and trading securities that are carried at fair value and held-to-maturity securities that are stated at amortized cost, which approximates market.

(Dollar amounts in thousands, except per-share amounts) (Continued)

Available-for-sale securities are classified as current assets based upon our intent and ability to use any and all of the securities as necessary to satisfy the operational requirements of our business. Realized gains and losses from the sale of available-for-sale securities were not material for fiscal 2009, 2008, and 2007. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. The available-for-sale investments carry short-term repricing features which generally result in these investments having a value at or near par value (cost).

Trading securities are stated at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings as investment income. We have funded a deferred compensation plan using trading assets in a marketable equity portfolio. This portfolio is held to generate returns that seek to offset changes in liabilities related to the equity market risk of certain deferred compensation arrangements. These deferred compensation liabilities were $3,487 and $1,505 as of December 27, 2009 and December 28, 2008, respectively, and are included in accrued compensation and benefits in the accompanying consolidated balance sheets.

(h) Accounts Receivable

Accounts receivable—franchisees represents royalty receivables from our franchisees. Accounts receivable—other consists primarily of contractually-determined receivables for leasehold improvements, credit cards, vendor allowances, and purchased interest on investments. Cash flows related to accounts receivable are classified in net cash provided by operating activities in the Consolidated Statements of Cash Flows.

(i) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Cash flows related in inventory sales are classified in net cash provided by operating activities in the Consolidated Statements of Cash Flows.

We purchase products from a number of suppliers and believe there are alternative suppliers. We have minimum purchase commitments from some of our vendors but the terms of the contracts and nature of the products are such that purchase requirements do not create a market risk. The primary food product used by Company-owned and franchised restaurants is chicken wings. Chicken wings are purchased by us at market prices. For fiscal 2009, 2008, and 2007, chicken wings were 25%, 21%, and 24% of restaurant cost of sales, respectively.

(j) Property and Equipment

Property and equipment are recorded at cost. Leasehold improvements, which include the cost of improvements funded by landlord incentives or allowances, are amortized using the straight-line method over the lesser of the term of the lease, without consideration of renewal options, or the estimated useful lives of the assets, which typically range from five to ten years. Buildings are depreciated using the straight-line method over the estimated useful life, which ranges from 10 to 20 years. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from two to eight years. Maintenance and repairs are expensed as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the respective accounts and the related gains or losses are credited or charged to earnings.

(Dollar amounts in thousands, except per-share amounts) (Continued)

We review property and equipment, along with other long-lived assets, quarterly to determine if triggering events have occurred which would require a test to determine if the carrying value of these assets may not be recoverable based on estimated future undiscounted cash flows. Assets are reviewed at the lowest level for which cash flows can be identified, which is the individual restaurant level. In determining future cash flows, significant estimates are made by us with respect to future operating results of each restaurant over its remaining lease term. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by estimated discounted future cash flows.

(k) Goodwill and Other Assets

Goodwill represents the excess of cost over the fair value of identified net assets of businesses acquired. Goodwill and indefinite-life purchased liquor licenses are subject to an annual impairment analysis. We identify potential impairments of goodwill by comparing the carrying amount of a reporting unit, including goodwill, with its fair value, estimated using both an income approach and a market approach. For these purposes, a reporting unit is defined as a geographic market. If the fair value of the market exceeds the carrying amount, the assets are not impaired. If the carrying amount exceeds the fair value, this is an indication that impairment may exist. We calculate the amount of the impairment by comparing the implied fair value of the assets and liabilities of the reporting unit with the carrying amount. If the implied value of the asset is less than the carrying amount, impairment is recognized for the difference. All goodwill was considered recoverable as of December 27, 2009.

Other assets consist primarily of reacquired franchise rights and liquor licenses. Reacquired franchise rights are amortized over the life of the related franchise agreement. We evaluate reacquired franchise rights in conjunction with our impairment evaluation of long-lived assets. Liquor licenses are either amortized over their annual renewal period or, if purchased, are carried at the lower of fair value or cost. We identify potential impairments for liquor licenses by comparing the fair value with its carrying amount. If the fair value exceeds the carrying amount, the liquor licenses are not impaired. If the carrying amount exceeds the fair value, we calculate the possible impairment by comparing the implied fair value of the liquor licenses with the carrying amount. If the implied value of the asset is less than the carrying amount, a write-down is recorded. The carrying amount of the liquor licenses not subject to amortization as of December 27, 2009 and December 28, 2008 was $443 and $482, respectively, and is included in other assets in the accompanying consolidated balance sheets.

(l) Fair Values of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop our assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy. We adopted the guidance for fair value measurements, as it related to financial assets and liabilities on December 31, 2007, the beginning of our 2008 fiscal year and for nonfinancial assets and liabilities on December 29, 2008, the beginning of our 2009 fiscal year. The adoption of this guidance had no impact on our consolidated financial statements.

We are permitted by current accounting guidance to measure certain financial assets and liabilities at fair value that are not currently required to be measured at fair value (the "Fair Value Option"). Election of the Fair Value Option is made on an instrument-by-instrument basis and is irrevocable. At the adoption date, unrealized gains and losses on financial assets and liabilities for which the Fair Value Option has been elected are reported as a cumulative adjustment to beginning retained earnings. We have not elected the Fair Value Option as we had no financial assets or liabilities that qualified for this treatment. In the future, if we elect the Fair Value Option for certain financial assets and liabilities, we would report unrealized gains and losses due to changes in their fair value in net income at each subsequent reporting date.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities approximate fair value because of their short-term maturity.

(m) Asset Retirement Obligations

An asset retirement obligation associated with the retirement of a tangible long-lived asset is recognized as a liability in the period incurred or when it becomes determinable, with an associated increase in the carrying amount of the related long-lived asset. We must recognize a liability for the fair value of a conditional asset retirement obligation when incurred, if the liability's fair value can be reasonably estimated. Conditional asset retirement obligations are legal obligations to perform asset retirement activities when the timing and/or method of settlement are conditional on a future event or may not be within our control. Asset retirement costs are depreciated over the useful life of the related asset. As of December 27, 2009 and December 28, 2008, we had asset retirement obligations of $259 and $211, respectively.

(n) Revenue Recognition

Franchise agreements have terms ranging from ten to twenty years. These agreements also convey multiple extension terms of five or ten years, depending on contract terms and certain conditions that must be met. We provide the use of the Buffalo Wild Wings trademarks, system, training, preopening assistance, and restaurant operating assistance in exchange for area development fees, franchise fees, and royalties of 5% of a restaurant's sales.

Franchise fee revenue from individual franchise sales is recognized upon the opening of the franchised restaurant when all material obligations and initial services to be provided by us have been performed. Area development fees are dependent upon the number of restaurants in the territory, as are our obligations under the area development agreement. Consequently, as obligations are met, area development fees are recognized proportionally with expenses incurred with the opening of each new restaurant and any royalty-free periods. Royalties are accrued as earned and are calculated each period based on restaurant sales.

Sales from Company-owned restaurant revenues are recognized as revenue at the point of the delivery of meals and services. All sales taxes are presented on a net basis and are excluded from revenue.

(o) Franchise Operations

We enter into franchise agreements with unrelated third parties to build and operate restaurants using the Buffalo Wild Wings brand within a defined geographical area. We believe that franchising is

(Dollar amounts in thousands, except per-share amounts) (Continued)

an effective and efficient means to expand the Buffalo Wild Wings brand. The franchisee is required to operate their restaurants in compliance with their franchise agreement that includes adherence to operating and quality control procedures established by us. We do not provide loans, leases, or guarantees to the franchisee or the franchisee's employees and vendors. If a franchisee becomes financially distressed, we do not provide any financial assistance. If financial distress leads to a franchisee's noncompliance with the franchise agreement and we elect to terminate the franchise agreement, we have the right but not the obligation to acquire the assets of the franchisee at fair value as determined by an independent appraiser. We receive a 5% royalty of gross sales as defined in the franchise agreement, and in 2009 allowances directly from the franchisees' vendors were approximately 0.4% of the franchisees' gross sales. We have financial exposure for the collection of the royalty payments. Franchisees generally remit royalty payments weekly for the prior week's sales, which substantially minimizes our financial exposure. Historically, we have experienced insignificant write-offs of franchisee royalties. Franchise and area development fees are paid upon the signing of the related agreements.

(p) Advertising Costs

Contributions of franchise fees related to the national advertising fund constitute agency transactions and are not recognized as revenues and expenses. Related advertising obligations are accrued and the costs expensed at the same time the related revenue is recognized. These advertising fees are recorded as a liability against which specific costs are charged.

Contributions to the national advertising fund related to Company-owned restaurants are expensed as contributed and local advertising costs for Company-owned restaurants are expensed as incurred. These costs aggregated $17,758, $13,503, and $10,548, in fiscal years 2009, 2008, and 2007, respectively.

(q) Preopening Costs

Costs associated with the opening of new Company-owned restaurants are expensed as incurred.

(r) Payments Received from Vendors

Vendor allowances include allowances and other funds received from vendors. Certain of these funds are determined based on various quantitative contract terms. We also receive vendor allowances from certain manufacturers and distributors calculated based upon purchases made by franchisees. Amounts that represent a reimbursement of costs incurred, such as advertising, are recorded as a reduction of the related expense. Amounts that represent a reduction of inventory purchase costs are recorded as a reduction of inventoriable costs. We recorded an estimate of earned vendor allowances that are calculated based upon monthly purchases. We generally receive payment from vendors approximately 30 days from the end of a month for that month's purchases. During fiscal 2009, 2008, and 2007, vendor allowances were recorded as a reduction in inventoriable costs, and cost of sales was reduced by $5,985, $5,192, and $4,636, respectively.

(s) Restricted Assets and System-wide Payables

We have a system-wide marketing and advertising fund. Company-owned and franchised restaurants are required to remit a designated portion of restaurant sales, to a separate advertising fund that is used for marketing and advertising efforts throughout the system. That amount was 3% of

(Dollar amounts in thousands, except per-share amounts) (Continued)

restaurant sales in all years presented. Certain payments received from various vendors are deposited into the National Advertising Fund. These funds are used for development and implementation of system-wide initiatives and programs. As of December 27, 2009 and December 28, 2008, the national advertising fund liability was $16,084 and $7,670, respectively. The current asset and current liability classification of the national advertising fund as of December 28, 2008 has been corrected in the consolidated balance sheet from its classification of long-term in the prior year.

We have a system-wide gift card fund which consists of a cash balance, which is restricted to funding of future gift card redemptions, and a corresponding liability for those outstanding gift cards which we believe will be redeemed in the future. As of December 27, 2009, the gift card liability was $8,300. This system-wide gift card fund was established during 2009, therefore, the liability balance of $2,259 as of December 28, 2008, which related only to Company-owned gift card liabilities, was included in "accrued expenses" on our accompanying consolidated balance sheet for that period.

We account for the assets of these funds as "restricted assets" with an offsetting "system-wide payables" on our accompanying consolidated balance sheets.

(t) Earnings Per Common Share

Basic earnings per common share excludes dilution and is computed by dividing the net earnings available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include dilutive common stock equivalents consisting of stock options determined by the treasury stock method. Restricted stock units are contingently issuable shares subject to vesting based on performance criteria. Vesting typically occurs in the fourth quarter of the year when income targets have been met. Upon vesting, the shares to be issued are included in the diluted earnings per share calculation as of the beginning of the period in which the vesting conditions are satisfied. Restricted stock units included in diluted earnings per share are net of the required employee withholding taxes.

(u) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

(v) Deferred Lease Credits

Deferred lease credits consist of reimbursement of costs of leasehold improvements from our lessors. These reimbursements are amortized on a straight-line basis over the term of the applicable lease, without consideration of renewal options. In addition, this account includes adjustments to recognize rent expense on a straight-line basis over the term of the lease commencing at the start of our construction period for the restaurant, without consideration of renewal options, unless renewals are reasonably assured because failure to renew would result in an economic penalty.

Leases typically have an initial lease term of between 10 and 15 years and contain renewal options under which we may extend the terms for periods of three to five years. Certain leases contain rent

(Dollar amounts in thousands, except per-share amounts) (Continued)

escalation clauses that require higher rental payments in later years. Leases may also contain rent holidays, or free rent periods, during the lease term. Rent expense is recognized on a straight-line basis over the initial lease term.

(w) Stock-Based Compensation

We maintain a stock equity incentive plan under which we may grant non-qualified stock options, incentive stock options, and restricted stock units to employees, non-employee directors and consultants. We also have an employee stock purchase plan ("ESPP").

Stock-based compensation expense is recognized in the consolidated financial statements for granted, modified, or settled stock options and for expense related to the ESPP, since the related purchase discounts exceeded the amount allowed for non-compensatory treatment. Restricted stock units vesting upon the achievement of certain performance targets are expensed based on the fair value on the date of grant. All stock-based compensation is recognized as general and administrative expense.

Total stock-based compensation expense recognized in the consolidated statement of earnings for fiscal year 2009 was $6,490 before income taxes and consisted of restricted stock, stock options, and employee stock purchase plan (ESPP) expense of $5,769, $392 and $329, respectively. The related total tax benefit was $2,298 during 2009.

Total stock-based compensation expense recognized in the consolidated statement of earnings for fiscal year 2008 was $4,900 before income taxes and consisted of restricted stock, stock options, and employee stock purchase plan (ESPP) expense of $4,510, $138 and $252, respectively. The related total tax benefit was $1,817 during 2008.

Total stock-based compensation expense recognized in the consolidated statement of earnings for fiscal year 2007 was $3,755 before income taxes and consisted of restricted stock, stock options, and employee stock purchase plan (ESPP) expense of $3,538, $37 and $180, respectively. The related total tax benefit was $2,291 during 2007.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton ("BSM") option valuation model with the following assumptions:

	Stock Options		
	December 27, 2009	December 28, 2008	December 30, 2007*
Expected dividend yield	0.0%	0.0%	N/A
Expected stock price volatility	59.2%	45.6%	N/A
Risk-free interest rate	2.0%	2.8%	N/A
Expected life of options	5 years	5 years	N/A

	Employee Stock Purchase Plan		
	December 27, 2009	December 28, 2008	December 30, 2007
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	52.7-59.1%	46.7-55.7%	41.4-44.4%
Risk-free interest rate	0.2-0.3%	0.8-1.9%	3.6-4.9%
Expected life of options	0.5 years	0.5 years	0.5 years

* No stock options were granted in 2007.

(Dollar amounts in thousands, except per-share amounts) (Continued)

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on historical volatility of our stock. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term. We have not paid dividends in the past.

(x) New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." SFAS No. 168 approved the FASB Accounting Standards Codification (the Codification) as the single source of authoritative nongovernmental GAAP. All existing accounting standard documents, such as FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission, have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become nonauthoritative. The Codification is effective for interim or annual periods ending after September 15, 2009. There have been no changes to the content of our financial statements or disclosures as a result of implementing the Codification during the year ended December 27, 2009. However, as a result of implementation of the Codification, previous references to new accounting standards and literature are no longer applicable. In order to ease the transition to the Codification, we are providing the Codification cross-reference alongside the references to the standards issued and adopted prior to the adoption of the Codification. All future references to authoritative accounting literature in our consolidated financial statements will be referenced in accordance with the Codification.

(2) Fair Value Measurements

On December 29, 2008, we adopted new guidance for fair value measurements, related to nonfinancial assets and liabilities. Our nonfinancial assets relate primarily to long-lived assets and goodwill. We adopted the guidance for fair value measurements related to financial assets and liabilities on December 31, 2007, the beginning of fiscal 2008.

The guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

- Level 1—Observable inputs such as quoted prices in active markets;
- Level 2—Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3—Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

(Dollar amounts in thousands, except per-share amounts) (Continued)

The following table summarizes the financial instruments measured at fair value in our consolidated balance sheet as of December 27, 2009:

	Fair Value Measurements			
	Level 1	Level 2	Level 3	Total
Assets				
Marketable securities(1)	$3,618	24,307	—	27,925
Derivatives	—	11	—	11

(1) We classified a portion of our marketable securities as available-for-sale and trading securities which were reported at fair market value, using the "market approach" valuation technique. The "market approach" valuation method used prices and other relevant information observable in market transactions involving identical or comparable assets. Our trading securities are valued using the Level 1 approach. Our available-for-sale marketable securities are valued using the Level 2 approach.

Our financial assets and liabilities requiring a fair-value measurement on a non-recurring basis were not significant as of December 27, 2009.

Assets and liabilities that are measured at fair value on a recurring basis

At December 27, 2009, we did not have any significant nonfinancial assets or liabilities that required a fair-value measurement on a recurring basis.

Assets and liabilities that are measured at fair value on a non-recurring basis

The test for goodwill impairment is performed at least annually. Fair value is determined using a combination of income-based and market-based approaches utilizing widely accepted valuation techniques. Under the income approach, we use the discounted cash flow method to derive fair value by calculating the present value of estimated after-tax cash flows. Our market approach is based on analysis of comparable company market multiples. The inputs, and values derived under both methods, are categorized as Level 3.

We generally estimate long-lived asset fair values, including property, plant and equipment and leasehold improvements, using the income approach. The inputs used to determine fair value relate primarily to future assumptions regarding restaurant sales and profitability. These inputs are categorized as Level 3 inputs. The inputs used represent management's assumptions about what information market participants would use in pricing the assets and are based upon the best information available at the balance sheet date.

The following table presents the asset impairment charges we recorded during 2009 and the remaining net carrying value of those impaired long-lived assets as of December 27, 2009:

	Net Carrying Value as of December 27, 2009	Fair Value Measured and Recorded At Reporting Date Using			2009 Impairment Charges
		Level 1	Level 2	Level 3	
Long-lived assets	$296	$—	$—	$296	$(296)

Financial Assets and Liabilities not Measured at Fair Value

(Dollar amounts in thousands, except per-share amounts) (Continued)

Certain of our financial assets and liabilities are recorded at their carrying amounts which approximate fair value, based on their short-term nature or variable interest rate. These financial assets and liabilities include cash and cash equivalents, accounts receivable, and accounts payable.

(3) Marketable Securities

Marketable securities were comprised as follows:

	December 27, 2009	December 28, 2008
Held-to-maturity		
Municipal securities	$15,707	17,254
Available-for-sale		
Municipal securities	24,307	17,336
Trading		
Mutual funds	3,618	1,567
Total	$43,632	36,157

Purchases of available for-sale securities totaled $36,084 and sales totaled $29,113 in 2009. Purchases of held-to-maturity securities totaled $20,940 and proceeds from maturities totaled $22,487 in 2009. All held-to-maturity debt securities mature within one year and had an aggregate fair value of $15,712 at December 27, 2009.

Purchases of available for-sale securities totaled $91,044 and sales totaled $113,684 in 2008. Purchases of held-to-maturity securities totaled $25,215 and proceeds from maturities totaled $32,908 in 2008. All held-to-maturity debt securities mature within one year and had an aggregate fair value of $17,278 at December 28, 2008.

Purchases of available for-sale securities totaled $132,346 and sales totaled $109,181 in 2007. Purchases of held-to-maturity securities totaled $25,824 and proceeds from maturities totaled $35,661 in 2007. All held-to-maturity debt securities mature within one year and had an aggregate fair value of $23,753 at December 30, 2007.

Trading securities represent investments held for future needs of a non-qualified deferred compensation plan.

The fair value of available-for-sale investments in debt securities by contractual maturities at December 27, 2009, was as follows:

Maturity date	Fair Value
1-5 years	$ 2,550
5-10 years	1,039
After 10 years	20,718
Total	$24,307

(Dollar amounts in thousands, except per-share amounts) (Continued)

(4) Property and Equipment

Property and equipment consisted of the following:

	December 27, 2009	December 28, 2008
Construction in process	$ 6,443	10,703
Buildings	18,338	6,639
Furniture, fixtures, and equipment	121,166	95,460
Leasehold improvements	152,108	122,796
	298,055	235,598
Less accumulated depreciation	(108,416)	(81,166)
	$ 189,639	154,432

(5) Goodwill and Other Intangible Assets

Goodwill is summarized below:

	December 27, 2009	December 28, 2008
Beginning of year	$10,972	369
Goodwill acquired	—	10,603
Adjustments	274	—
End of year	$11,246	10,972

Goodwill acquired during 2008 related to the acquisition of our nine franchised restaurants in Nevada. Goodwill is not subject to amortization but is fully deductible for tax purposes.

Reacquired franchise rights were acquired during 2008 in connection with the acquisition of nine franchised restaurants in Nevada and are included in other assets in the accompanying consolidated balance sheets. Reacquired franchise rights consisted of the following:

	December 27, 2009	December 28, 2008
Reacquired franchise rights	$7,040	7,040
Accumulated amortization	(819)	(207)
	$6,221	6,833

(Dollar amounts in thousands, except per-share amounts) (Continued)

Amortization expense related to reacquired franchise rights for 2009 and 2008 was $612 and $207, respectively. The weighted average amortization period is 18 years. Estimated future amortization expense as of December 27, 2009 is as follows:

Fiscal year ending:	
2010	$ 614
2011	605
2012	579
2013	535
2014	491
Thereafter	3,397
Total future amortization expense	$6,221

(6) Lease Commitments

We lease all of our restaurants and corporate offices under operating leases that have various expiration dates. In addition to base rents, leases typically require us to pay our share of maintenance and real estate taxes and certain leases include provisions for contingent rentals based upon sales.

Future minimum rental payments due under noncancelable operating leases for existing restaurants and commitments for restaurants under development as of December 27, 2009 were as follows:

	Operating leases	Restaurants under development
Fiscal year ending:		
2010	$ 28,521	1,379
2011	27,409	2,529
2012	26,325	2,544
2013	24,715	2,555
2014	23,404	2,579
Thereafter	110,495	22,891
Total future minimum lease payments	$240,869	34,477

In 2009, 2008, and 2007, we rented office space under operating leases which, in addition to the minimum lease payments, require payment of a proportionate share of the real estate taxes and building operating expenses. We also rent restaurant space under operating leases, some of which, in addition to the minimum lease payments and proportionate share of real estate and operating expenses,

(Dollar amounts in thousands, except per-share amounts) (Continued)

require payment of percentage rents based upon sales levels. Rent expense, excluding our proportionate share of real estate taxes and building operating expenses, was as follows:

	Fiscal Years Ended		
	December 27, 2009	December 28, 2008	December 30, 2007
Minimum rents	$27,042	21,714	16,729
Percentage rents	361	308	250
Total	$27,403	22,022	16,979
Equipment and auto leases	$ 495	356	359

(7) Derivative Instruments

We use commodities derivatives to manage our exposure to commodity price fluctuations. We enter into options and future contracts to reduce our risk of natural gas price fluctuations. These derivatives do not qualify for hedge accounting and changes in fair value are included in current net income. These changes are classified as a component of restaurant operating expenses. All changes in the fair value of these contracts are recorded in earnings in the period in which they occur. Net losses of $383 and $592 were recognized in fiscal 2009 and 2008, respectively. The fair value of our derivative instruments as of December 27, 2009 and December 28, 2008 was $11 and $461, respectively, and is a liability in accrued expenses in the accompanying consolidated balance sheets. As of December 27, 2009, the maximum length of time over which we are hedging our exposure to the variability in future cash flows related to the purchase of natural gas is three months. As of December 27, 2009 and December 28, 2008 we were party to natural gas swap contracts with notional values of $525 and $5,797, respectively.

(8) Income Taxes

We file a consolidated return in the United States Federal jurisdiction and in many state jurisdictions. The Internal Revenue Service completed their examination of our 2005 U.S. Federal Income Tax Return in 2008. No proposed changes were made. With few exceptions, we are no longer subject to state income tax examinations for years before 2005. We do not anticipate that total unrecognized tax benefits will significantly change due to the settlement of audits and the expiration of

(Dollar amounts in thousands, except per-share amounts) (Continued)

statutes of limitations prior to December 26, 2010. The provision for income taxes consisted of the following:

	Fiscal Years Ended		
	December 27, 2009	December 28, 2008	December 30, 2007
Current:			
Federal	$ 7,917	4,082	8,320
State	2,023	1,525	1,438
Deferred:			
Federal	4,824	6,125	(869)
State	(7)	197	(25)
Total income tax expense	$14,757	11,929	8,864

A reconciliation of the expected federal income taxes (benefits) at the statutory rate of 35% to the actual provision for income taxes is as follows:

	Fiscal Years Ended		
	December 27, 2009	December 28, 2008	December 30, 2007
Expected federal income tax expense	$15,883	12,728	9,981
State income tax expense, net of federal effect	1,310	1,119	919
Nondeductible expenses	69	116	144
Tax exempt income	(85)	(430)	(824)
General business credits	(2,713)	(1,752)	(1,121)
Other, net	293	148	(235)
Total income tax expense	$14,757	11,929	8,864

Deferred tax assets and liabilities are classified as current and noncurrent on the basis of the classification of the related asset or liability for financial reporting. Deferred income taxes are provided for temporary differences between the basis of assets and liabilities for financial reporting purposes and income tax purposes. A valuation allowance is established when it is more likely than not that some portion of deferred tax assets will not be realized. Since we believe sufficient future taxable income will be generated to utilize the benefits of the deferred tax assets, a valuation allowance has not been

(Dollar amounts in thousands, except per-share amounts) (Continued)

recognized. Temporary differences comprising the net deferred tax assets and liabilities on the accompanying consolidated balance sheets are as follows:

	Fiscal Years Ended	
	December 27, 2009	December 28, 2008
Deferred tax assets:		
Unearned franchise fees	$ 1,028	974
Accrued vacation	372	314
Accrued compensation	1,509	715
Deferred lease credits	1,992	1,716
Restricted stock units	1,362	404
Other	839	609
	$ 7,102	4,732
Deferred tax liability:		
Depreciation	$18,736	11,780
Goodwill	368	137
Total	$19,104	11,917

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 28, 2008	$442
Additions based on tax positions related to the current year	170
Reductions for tax positions of prior years	(46)
Balance at December 27, 2009	$566

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. During 2009, 2008, and 2007, interest and penalties of $24, $26, and ($53), respectively, were included in income tax expense. As of December 27, 2009, and December 28, 2008, interest and penalties related to unrecognized tax benefits totaled $89, and $114, respectively. Included in the balance at December 27, 2009, and December 28, 2008, are unrecognized tax benefits of $368, and $287, respectively, which if recognized, would affect the annual effective tax rate. The difference between these amounts and the amount reflected in the reconciliation above relates to the deferred U.S. federal income tax benefit on unrecognized tax benefits related to U.S. state income taxes.

(9) Stockholders' Equity

(a) Stock Options

We have 3.9 million shares of common stock reserved for issuance under the Equity Incentive Plan (the Plan) for employees, officers, and directors. The option price for shares issued under this plan is to be not less than the fair market value on the date of grant with respect to incentive and nonqualified stock options. Incentive stock options become exercisable in four equal installments from the date of the grant and have a contractual life of seven to ten years. Nonqualified stock options issued pursuant to the Plan have varying vesting periods from immediately to four years and have a contractual life of

(Dollar amounts in thousands, except per-share amounts) (Continued)

seven to ten years. Incentive stock options may be granted under this plan until May 15, 2018. We issue new shares of common stock upon exercise of stock options. In 2008, our shareholders approved amendments to the Plan which extended the Plan to 2018. Option activity is summarized for the year ended December 27, 2009 as follows:

	Number of shares	Weighted average exercise price	Average remaining contractual life (years)	Aggregate Intrinsic Value
Outstanding, December 28, 2008	146,548	$13.71	4.5	$1,627
Granted	56,302	30.90		
Exercised	(13,106)	6.33		
Cancelled	(10,610)	24.74	—	—
Outstanding, December 27, 2009	179,134	$19.00	4.3	$4,285
Exercisable, December 27, 2009	115,986	13.81	3.5	3,377

The aggregate intrinsic value in the table above is before applicable income taxes, based on our closing stock price of $42.92 as of the last business day of the year ended December 27, 2009, which would have been received by the optionees had all options been exercised on that date. As of December 27, 2009, total unrecognized stock-based compensation expense related to nonvested stock options was approximately $814, which is expected to be recognized over a weighted average period of approximately 2.7 years. During 2009, 2008, and 2007, the total intrinsic value of stock options exercised was $450, $1,567, and $5,978, respectively. During 2009, 2008, and 2007, the total fair value of options vested was $369, $33, and $201, respectively. During 2009 and 2008, the weighted average grant date fair value of options granted was $15.96 and $10.77, respectively. No options were granted during 2007.

The following table summarizes our stock options outstanding at December 27, 2009:

	Options outstanding			Options exercisable	
Range	Shares	Average remaining contractual life (years)	Weighted average exercise price	Shares	Weighted average exercise price
$ 1.95–5.63	45,472	1.8	$ 4.46	45,472	$ 4.46
6.38–17.41	29,450	3.6	9.92	29,450	9.92
24.96	52,447	5.0	24.96	27,378	24.96
30.87–31.00	51,765	6.0	30.90	13,686	30.90
	179,134			115,986	

The Plan has 829,614 shares available for grant as of December 27, 2009.

(b) Restricted Stock Units

We have a stock performance plan, under which restricted stock units are granted annually at the discretion of the Board of Directors. For restricted stock units granted prior to 2008, units vest annually if performance targets are achieved. The performance targets for these restricted stock units are annual income targets set by our Board of Directors at the beginning of the year. We record compensation

(Dollar amounts in thousands, except per-share amounts) (Continued)

expense for these restricted stock units if vesting is probable, based on the achievement of the performance targets. These restricted stock units may vest one-third annually over a ten-year period as determined by meeting performance targets. However, the second one-third of the restricted stock units is not subject to vesting until the first one-third has vested and the final one-third is not subject to vesting until the first two-thirds of the award have vested.

In 2008, we granted restricted stock units subject to cumulative one-year, two-year, and three-year net earnings targets. The number of units that vest each year is based on performance against those cumulative targets. These restricted stock units are subject to forfeiture if they have not vested at the end of the three-year period. Stock-based compensation is recognized for the expected number of units vesting at the end of each annual period. Restricted stock units expected to vest at the end of the first year are fully expensed in the first year. Restricted stock units expected to vest at the end of the second year are expensed during the first and second years. Restricted stock units expected to vest at the end of the third year are expensed over all three years.

In 2009, we granted restricted stock units subject to three-year cliff vesting and a cumulative three-year earnings target. The number of units which vest at the end of the three-year period is based on performance against the target. These restricted stock units are subject to forfeiture if they have not vested at the end of the three-year period. Stock-based compensation is recognized for the expected number of units vesting at the end of the period and is expensed over the three-year period.

For each grant, restricted stock units meeting the performance criteria will vest as of the end of our fiscal year. The distribution of vested restricted stock units as common stock typically occurs in March of the following year. The common stock is issued to participants net of the number of shares needed for the required minimum employee withholding taxes. We issue new shares of common stock upon the disbursement of restricted stock units. Restricted stock units are contingently issuable shares, and the activity for fiscal 2009 is as follows:

	Number of shares	Weighted average grant date fair value
Outstanding, December 28, 2008	284,845	$20.19
Granted	341,802	33.13
Vested	(137,454)	23.41
Cancelled	(38,324)	27.11
Outstanding, December 27, 2009	450,869	$28.43

As of December 27, 2009, the stock-based compensation expense related to nonvested awards not yet recognized was $7,097, which is expected to be recognized over a weighted average period of 1.4 years. During fiscal years 2009 and 2008, the total grant date fair value of shares vested was $3,218 and $3,439, respectively. The weighted average grant date fair value of restricted stock units granted during 2008 was $20.42. During 2009, we recognized $5,769 of stock-based expense related to restricted stock units.

(Dollar amounts in thousands, except per-share amounts) (Continued)

(c) Employee Stock Purchase Plan

We have reserved 600,000 shares of common stock for issuance under the Employee Stock Purchase Plan ("ESPP"). The ESPP is available to substantially all employees subject to employment eligibility requirements. Participants may purchase our common stock at 85% of the beginning or ending closing price, whichever is lower, for each six-month period ending in May and November. During 2009, 2008, and 2007, we issued 48,237, 43,948, and 30,791 shares, respectively, of common stock and have 340,838 shares available for future issuance under the ESPP.

(10) Earnings Per Common Share

The following is a reconciliation of basic and fully diluted earnings per common share for fiscal 2009, 2008, and 2007:

	Fiscal year ended December 27, 2009		
	Earnings (numerator)	Shares (denominator)	Per-share amount
Net earnings	$30,671		
Earnings per common share	30,671	18,010,430	$1.70
Effect of dilutive securities—stock options	—	78,383	
Effect of dilutive securities—restricted stock units	—	87,881	
Earnings per common share—assuming dilution	$30,671	18,176,694	$1.69

	Fiscal year ended December 28, 2008		
	Earnings (numerator)	Shares (denominator)	Per-share amount
Net earnings	$24,435		
Earnings per common share	24,435	17,813,200	$1.37
Effect of dilutive securities—stock options	—	95,351	
Effect of dilutive securities—restricted stock units	—	86,975	
Earnings per common share—assuming dilution	$24,435	17,995,526	$1.36

(Dollar amounts in thousands, except per-share amounts) (Continued)

	Fiscal year ended December 30, 2007		
	Earnings (numerator)	Shares (denominator)	Per-share amount
Net earnings	$19,654		
Earnings per common share	19,654	17,553,998	$1.12
Effect of dilutive securities—stock options	—	189,238	
Effect of dilutive securities—restricted stock units	—	89,587	
Earnings per common share—assuming dilution	$19,654	17,832,825	$1.10

The following is a summary of those securities outstanding at the end of the respective periods, which have been excluded from the fully diluted calculations because the effect on net earnings per common share would have been anti-dilutive or were performance-granted shares for which the performance criteria had not yet been met:

	December 27, 2009	December 28, 2008	December 30, 2007
Stock options	45,958	50,614	—
Restricted stock units	450,869	284,845	140,692

(11) Supplemental Disclosures of Cash Flow Information

	Fiscal Years Ended		
	December 27, 2009	December 28, 2008	December 30, 2007
Cash paid during the period for:			
Income taxes	$ 8,899	4,681	10,783
Noncash financing and investing transactions:			
Property and equipment not yet paid for	(4,405)	5,190	1,135
Tax withholding for restricted stock units	1,400	1,360	1,100
Goodwill adjustment	274	—	—

(12) Loss on Asset Disposals and Impairment

In 2009, 2008, and 2007, we closed restaurants. As a result, a charge was taken for remaining lease obligations, broker fees, and utilities. These charges were recognized as a part of the loss on asset disposals and impairment and were based on remaining lease obligations.

(Dollar amounts in thousands, except per-share amounts) (Continued)

The rollforward of the store closing reserve for the years ended December 27, 2009, December 28, 2008, and December 30, 2007, is as follows:

	As of December 28, 2008	2009 expense	Costs incurred	As of December 27, 2009
Remaining lease obligation and utilities	$—	$31	$(31)	$—
	$—	$31	$(31)	$—

	As of December 30, 2007	2008 expense	Costs incurred	As of December 28, 2008
Remaining lease obligation and utilities	$—	$85	$(85)	$—
	$—	$85	$(85)	$—

	As of December 31, 2006	2007 expense	Costs incurred	As of December 30, 2007
Remaining lease obligation and utilities	$54	$85	$(139)	$—
	$54	$85	$(139)	$—

During 2009, we recorded an impairment charge for the assets of one underperforming restaurant. An impairment charge of $237 was recorded to the extent that the carrying amount of the assets was not considered recoverable based on estimated discounted future cash flows and the underlying fair value of the assets. We also recorded an impairment charge of $59 related to liquor licenses to the extent that the carrying amount of the licenses was higher that the fair value as determined using market quotes.

During 2008, we recorded an impairment charge for the assets of two underperforming restaurants. An impairment charge of $154 was recorded to the extent that the carrying amount of the assets was not considered recoverable based on estimated discounted future cash flows and the underlying fair value of the assets. We also recorded an impairment charge of $395 for the assets of one restaurant being relocated. No impairment charges were incurred during 2007.

A summary of the loss on asset disposals and impairment charges recognized by us is as follows:

	Fiscal Years Ended		
	December 27, 2009	December 28, 2008	December 30, 2007
Store closing charges	$ 31	85	85
Long-lived asset impairment	296	549	—
Other asset write-offs	1,601	1,449	902
	$1,928	2,083	987

(Dollar amounts in thousands, except per-share amounts) (Continued)

(13) Defined Contribution Plans

We have a defined contribution 401(k) plan whereby eligible employees may contribute pretax wages in accordance with the provisions of the plan. We match 100% of the first 3% and 50% of the next 2% of contributions made by eligible employees. Matching contributions of approximately $819, $702, and $840 were made by us during fiscal 2009, 2008, and 2007, respectively.

Under our Management Deferred Compensation Plan, our executive officers and certain other individuals are entitled to receive an amount equal to a percentage of their base salary ranging from 5% to 12.5% which is credited on a monthly basis to their deferred compensation account. Cash contributions of $359, $335, and $261 were made by us during 2009, 2008, and 2007, respectively. Such amounts are subject to certain vesting provisions, depending on length of employment and circumstances of employment termination. In addition, individuals may elect to defer a portion or all of their cash compensation.

(14) Related Party Transactions

It is our policy that all related party transactions must be disclosed and approved by the disinterested directors, and the terms and considerations for such related party transactions are compared and evaluated to terms available or the amounts that would have to be paid or received, as applicable, in arms-length transactions with independent third-parties.

A member of our board of directors, Warren Mack, is an officer at our primary law firm.

(15) Designation of Shares and Stock Split

On May 15, 2008, the Board of Directors authorized an increase to 45,000,000 authorized shares which consists of 44,000,000 shares of Common Stock and 1,000,000 shares of Undesignated Stock.

On June 15, 2007, we effected a two-for-one stock split of our common stock for holders of record on June 1, 2007. All applicable share and per-share data in the accompanying consolidated financial statements and related disclosures have been retroactively adjusted to give effect to this stock split.

On May 17, 2007, the Board of Directors authorized 4,600,000 shares of the 5,600,000 undesignated shares be designated as additional common stock.

(16) Contingencies

We are involved in various legal matters arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

(17) Acquisition of Franchised Restaurants in Nevada

On September 23, 2008, we acquired the assets of nine Buffalo Wild Wings franchised restaurants located in Las Vegas, Nevada. The total purchase price of $23,071, which includes direct acquisition costs of $426, was paid in cash and was funded by cash and the sale of marketable securities. The

(Dollar amounts in thousands, except per-share amounts) (Continued)

acquisition was accounted for as a business combination. The assets acquired were recorded based on their fair values at the time of the acquisition as detailed below:

Inventory, prepaids, and other assets	$ 458
Equipment, leasehold improvements, and a building	4,221
Deferred lease credits	475
Reacquired franchise rights	7,040
Goodwill	10,877
	$23,071

The excess of the purchase price over the aggregate fair value of assets acquired was allocated to goodwill. The results of operations of these locations are included in our consolidated statement of earnings as of the date of acquisition.

(18) Acquisition of Don Pablo's Locations

During February 2008, we acquired certain leases and assets of eight Don Pablo's locations from Avado Brands, Inc. for approximately $1,200, which was paid in cash. Due to this acquisition, we recorded an impairment charge for the assets of one restaurant being relocated. The impairment charge of $395 was recorded in the first quarter of 2008 to the extent that the carrying amount was not considered recoverable based on estimated future discounted cash flows. Three restaurants were relocated due to this acquisition, resulting in a charge of $85 for remaining lease obligations and utilities.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have established and maintain disclosure controls and procedures that are designed to ensure that material information relating to us and our subsidiaries required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the date of such evaluation to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our chief executive and chief financial officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. However, these inherent limitations are known features of the financial reporting process. It is possible to design into the process safeguards to reduce, thought not eliminate, the risk that misstatements are not prevented or detected on a timely basis. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

Management assessed the effectiveness of our internal control over financial reporting as of December 27, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on this assessment, our management concluded that, as of December 27, 2009, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles. Our independent registered public accounting firm, KPMG LLP, has issued an audit report on the effectiveness of our internal control over financial reporting.

Change in Internal Control Over Financial Reporting

There were no changes in the our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this item is contained in Part I of this document under the heading "Executive Officers," and the sections entitled "Election of Directors," "Compliance with Section 16(a) of the Exchange Act," and "Corporate Governance" appearing in our Proxy Statement to be delivered to shareholders in connection with the 2009 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

Our Board of Directors has adopted a Code of Ethics & Business Conduct for all employees and directors. A copy of this document is available on our website at *www.buffalowildwings.com*, free of charge, under the Corporate Governance Investors section. We will satisfy any disclosure requirements under Item 10 or Form 8-K regarding an amendment to, or waiver from, any provision of the Code with respect to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions by disclosing the nature of such amendment or waiver on our website or in a report on Form 8-K.

Our Board of Directors has determined that Mr. J. Oliver Maggard, a member of the Audit Committee and an independent director, is an audit committee financial expert, as defined under 407(d) (5) of Regulation S-K. Mr. Maggard is an "independent director" as that term is defined in Nasdaq Rule 4200(a)(15). The designation of Mr. Maggard as the audit committee financial expert does not impose on Mr. Maggard any duties, obligations or liability that are greater than the duties, obligations and liability imposed on Mr. Maggard as a member of the Audit Committee and the Board of Directors in the absence of such designation or identification.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is contained in the sections entitled "Executive Compensation" and "Compensation Discussion and Analysis" appearing in our Proxy Statement to be delivered to shareholders in connection with the 2010 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item relating to the security ownership of certain holders is contained in the sections entitled "Security Ownership of Officers and Directors," "Security Ownership of Certain Beneficial Holders," and "Equity Compensation Plan Information" appearing in our Proxy Statement to be delivered to shareholders in connection with the 2010 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is contained in the sections entitled "Corporate Governance" and "Certain Relationships and Related Transactions" appearing in our Proxy Statement to be delivered to shareholders in connection with the 2010 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is contained in the section entitled "Independent Registered Public Accounting Firm" appearing in our Proxy Statement to be delivered to shareholders in connection with the 2010 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *Financial Statements.* The following consolidated financial statements of ours are filed with this report and can be found at Item 8 of this Form 10-K.

Report of Independent Registered Public Accounting Firm dated February 26, 2010

Consolidated Balance Sheets as of December 27, 2009 and December 28, 2008

Consolidated Statements of Earnings for the Fiscal Years Ended December 27, 2009, December 28, 2008, and December 30, 2007

Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended December 27, 2009, December 28, 2008, and December 30, 2007

Consolidated Statements of Cash Flows for the Fiscal Years Ended December 27, 2009, December 28, 2008, and December 30, 2007

Notes to Consolidated Financial Statements

(b) *Financial Statement Schedules.* The following schedule is included following the exhibits to this Form 10-K.

Schedule II—Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted as not required or not applicable, or the information required has been included elsewhere by reference in the financial statements and related notes.

(c) *Exhibits.* See "Exhibit Index" following the signature page of this Form 10-K for a description of the documents that are filed as Exhibits to this report on Form 10-K or incorporated by reference herein.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUFFALO WILD WINGS, INC.

Date: February 26, 2010

By: /s/ SALLY J. SMITH

Sally J. Smith
Chief Executive Officer and President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated below.

Each person whose signature appears below constitutes and appoints Sally J. Smith and Mary J. Twinem as the undersigned's true and lawful attorneys-in fact and agents, each acting alone, with full power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, in any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Name	Title	Date
/s/ SALLY J. SMITH Sally J. Smith	Chief Executive Officer, President and Director (principal executive officer)	2/26/10
/s/ MARY J. TWINEM Mary J. Twinem	Executive Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	2/26/10
/s/ DALE M. APPLEQUIST Dale M. Applequist	Director	2/26/10
/s/ JAMES M. DAMIAN James M. Damian	Director, Chairman of the Board	2/26/10
/s/ MICHAEL P. JOHNSON Michael P. Johnson	Director	2/26/10

Name	Title	Date
/s/ ROBERT W. MACDONALD Robert W. MacDonald	Director	2/26/10
/s/ WARREN E. MACK Warren E. Mack	Director	2/26/10
/s/ J. OLIVER MAGGARD J. Oliver Maggard	Director	2/26/10

Buffalo Wild Wings, Inc.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description		Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions From Reserves	Balance at End of Period
Allowance for doubtful accounts	2009	$25	—	—	25
	2008	25	544	544	25
	2007	47	—	22	25
Store closing reserves	2009	—	31	31	—
	2008	—	85	85	—
	2007	54	85	139	—

BUFFALO WILD WINGS, INC.

EXHIBIT INDEX TO FORM 10-K

For the Fiscal Year Ended: December 27, 2009

Commission File No. 000-24743

Exhibit Number	Description
3.1	Restated Articles of Incorporation, as Amended (incorporated by reference to Exhibit 3.1 to our Form 10-Q for the fiscal quarter ended June 29, 2008)
3.2	Amended and Restated Bylaws, as Amended (incorporated by reference to Exhibit 3.1 to our current report on Form 8-K filed May 27, 2009)
4.1	Form of specimen certificate representing Buffalo Wild Wings, Inc.'s common stock (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to our Registration Statement on Form S-1, Reg. No. 333-108695 filed November 5, 2003)
10.1	Forms of stock option agreements under 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to our Registration Statement on Form S-1, Reg. No. 333-108695 filed November 5, 2003)(1)
10.2	Employee Stock Purchase Plan and Amendment No. 1 (incorporated by reference to Exhibit 10.19 to Amendment No. 2 to our Registration Statement on Form S-1, Reg. No. 333-108695 filed November 5, 2003)(1)
10.3	Form of 2005 Restricted Stock Unit Award Notice to Directors used under the 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to our Form 10-K for the fiscal year ended December 25, 2005)(1)
10.4	The Executive Nonqualified Excess Plan (incorporated by reference to Exhibit 10.1 to our Form 10-Q for the fiscal quarter ended September 24, 2006)(1)
10.5	The Executive Nonqualified Excess Plan Adoption Agreement (incorporated by reference to Exhibit 10.2 to our Form 10-Q for the fiscal quarter ended September 24, 2006)(1)
10.6	2003 Equity Incentive Plan, as Amended Through March 17, 2007 (incorporated by reference to Appendix A to our Proxy Statement filed on April 20, 2007)(1)
10.7	Cash Incentive Plan (incorporated by reference to Appendix B to our Proxy Statement filed on April 20, 2007)(1)
10.8	Form of Notice of Performance-Based Restricted Stock Unit Award (Officer Level) as of March 1, 2009 (incorporated by reference to Exhibit 10.2 to our Form 10-Q for the fiscal quarter ended March 29, 2009)(1)
10.9	Form of Notice of Performance-Based Restricted Stock Unit Award under the 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 8-K filed on February 22, 2008)(1)
10.10	Form of Notice of Incentive Stock Option Award under the 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Form 8-K filed on February 22, 2008)(1)
10.11	2003 Equity Incentive Plan, as Amended and Restated on May 15, 2008 (incorporated by reference to Exhibit 10.1 to our Form 8-K filed May 21, 2008)(1)
10.12	The Executive Nonqualified Excess Plan as of May 15, 2008 (incorporated by reference to Exhibit 10.2 to our Form 8-K filed May 21, 2008)(1)

Exhibit Number	Description
10.13	The Executive Nonqualified Excess Plan Adoption Agreement as of May 15, 2008 (incorporated by reference to Exhibit 10.3 to our Form 8-K filed May 21, 2008)(1)
10.14	Employment Agreement dated September 16, 2008 with Sally J. Smith (incorporated by reference to Exhibit 10.1 to our Form 8-K filed September 22, 2008)(1)
10.15	Employment Agreement dated September 16, 2008 with Mary J. Twinem (incorporated by reference to Exhibit 10.2 to our Form 8-K filed September 22, 2008)(1)
10.16	Employment Agreement dated September 16, 2008 with James M. Schmidt (incorporated by reference to Exhibit 10.3 to our Form 8-K filed September 22, 2008)(1)
10.17	Employment Agreement dated September 16, 2008 with Judith A. Shoulak (incorporated by reference to Exhibit 10.4 to our Form 8-K filed September 22, 2008)(1)
10.18	Employment Agreement dated September 16, 2008 with Kathleen M. Benning (incorporated by reference to Exhibit 10.5 to our Form 8-K filed September 22, 2008)(1)
10.19	Employment Agreement dated September 16, 2008 with Linda G. Traylor (incorporated by reference to Exhibit 10.7 to our Form 10-Q for the fiscal quarter ended September 28, 2008)(1)
10.20	Employment Agreement dated September 16, 2008 with Mounir N. Sawda (incorporated by reference to Exhibit 10.8 to our Form 10-Q for the fiscal quarter ended September 28, 2008)(1)
10.21	Form of Amendment to Notice of Restricted Stock Unit Award Relating to Awards in Fiscal Years 2006 and 2007 to Executive Officers (incorporated by reference to Exhibit 10.6 to our Form 8-K filed September 22, 2008)(1)
10.22	Amendment No. 1 to 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 8-K filed on December 10, 2008)(1)
10.23	Director Compensation Arrangements for Fiscal Year 2009 (incorporated by reference to Exhibit 10.28 to our Form 10-K for the fiscal year ended December 28, 2008)(1)
10.24	Executive Officer Compensation Arrangements for Fiscal Year 2009 (incorporated by reference to Exhibit 10.29 to our Form 10-K for the fiscal year ended December 28, 2008)(1)
10.25	2009 Executive Cash Incentive Program (incorporated by reference to Exhibit 10.30 to our Form 10-K for the fiscal year ended December 28, 2008)(1)
10.26	2009 Executive Cash Incentive Program for Chief Executive Officer (incorporated by reference to Exhibit 10.1 to our Form 10-Q for the fiscal quarter ended March 29, 2009)(1)
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our Form 10-K for the fiscal year ended December 26, 2004)
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
24.1*	Power of Attorney (included on the signature page)
31.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
32.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1*	Nevada Gaming Regulation

* Filed herewith.

(1) Management agreement or compensatory plan or arrangement.

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